Exhibit 99.1

CANADIAN NATURAL RESOURCES LIMITED ANNOUNCES
2010 SECOND QUARTER RESULTS

Commenting on second quarter results, Canadian Natural’s Chairman, Allan Markin stated, “We have reached the mid-point of 2010 and continue to deliver solid results. The Company had excellent operating performance in all areas with production volumes either meeting or exceeding guidance. We continue to focus on efficient operations to provide value, which is evident across our entire asset base.”

John Langille, Vice-Chairman of Canadian Natural continued, “Canadian Natural continues to deliver shareholder value with excellent second quarter cash flow and earnings. We remain committed to ensuring a strong financial position and will continue to allocate capital to the highest return projects for the short-, mid- and long-term. All operating divisions continue to execute the plans for 2010 and provide significant free cash flow to the Company.”

Steve Laut, President for Canadian Natural stated, “The second quarter results demonstrate the strength of our team. At Horizon, we successfully completed planned maintenance in May and gained another quarter of good operating experience. Strong thermal execution resulted in significant production volume increases and the ability of our natural gas team to optimize operations has led to positive results in production and cost control.”

	Three Months Ended			Six Months Ended
($ millions, except as noted)	Jun 30 2010	Mar 31 2010(1)	Jun 30 2009(1)	Jun 30 2010	Jun 30 2009(1)
Net earnings	$667	$866	$162	$1,533	$467
Per common share, basic and diluted	$0.61	$0.80	$0.15	$1.41	$0.43
Adjusted net earnings from operations (2)	$688	$658	$637	$1,346	$1,364
Per common share, basic and diluted	$0.63	$0.61	$0.59	$1.24	$1.26
Cash flow from operations (3)	$1,630	$1,505	$1,365	$3,135	$2,881
Per common share, basic and diluted	$1.49	$1.39	$1.26	$2.88	$2.66
Capital expenditures, net of dispositions	$1,573	$1,072	$473	$2,645	$1,729

Daily production, before royalties
Natural gas (mmcf/d)	1,237	1,226	1,352	1,231	1,360
Crude oil and NGLs (bbl/d)	443,045	406,266	365,672	424,757	347,943
Equivalent production (boe/d)	649,195	610,556	590,984	629,982	574,654

(1)	Per share amounts have been restated to reflect a two-for-one common share split in May 2010.

(2)
Adjusted net earnings from operations is a non-GAAP measure that the Company utilizes to evaluate its performance. The derivation of this measure is discussed in Management’s Discussion and Analysis (“MD&A”).

(3)
Cash flow from operations is a non-GAAP measure that the Company considers key as it demonstrates the Company’s ability to fund capital reinvestment and debt repayment. The derivation of this measure is discussed in the MD&A.

HIGHLIGHTS

▪	Strong overall performance in the quarter is reflected by increased overall Company production, lower per unit operating costs, lower development capital costs, and significant free cash flow.

▪	Record overall Company production for Q2/10 of 649,195 boe/d, an increase of 10% from Q2/09 and 6% from Q1/10.

▪
Total crude oil and NGLs production for Q2/10 was 443,045 bbl/d, an increase of 21% and 9% from Q2/09 and Q1/10 respectively. Volumes in Q2/10 exceeded the Company’s guidance of 394,000 bbl/d to 426,000 bbl/d due to excellent results at the Company’s crude oil properties, and reflect increased volumes due to the cyclic nature of Primrose production, increased production from mining at Horizon Oil Sands (“Horizon”), and a strong primary heavy crude oil drilling program.

▪
Total natural gas production for Q2/10 averaged 1,237 mmcf/d, slightly above the Company’s guidance of 1,207 mmcf/d to 1,232 mmcf/d due to continued operational optimization and good drilling results. Q2/10 natural gas production decreased 9% from Q2/09 and increased 1% from the previous quarter. The increase from Q1/10 was primarily due to the inclusion of acquisition volumes as previously announced in the Company’s corporate guidance.

▪
Quarterly operating expenses on a per unit basis across all major product lines improved reflecting a concentration on operating efficiencies, optimized production volumes and a lower cost of natural gas used for fuel in North America. As a result, annual midpoint operating cost guidance was reduced for North America natural gas, and crude oil and NGLs in North America, North Sea and Offshore West Africa while Oil Sands Mining has remained unchanged.

▪
Quarterly cash flow from operations for Q2/10 exceeded $1.6 billion, an increase of 19% and 8% from Q2/09 and Q1/10 respectively. The increase from Q1/10 reflects the impact of higher crude oil and NGL sales volumes, lower royalty and production expense and higher realized risk management gains partially offset by the impact of lower realized crude oil and natural gas pricing.

▪
Quarterly net earnings for Q2/10 of $667 million, an increase of 312% from Q2/09 and a decrease of 23% from Q1/10, included the effects of unrealized risk management activities, fluctuations in foreign exchange rates and stock-based compensation. Excluding these items, quarterly adjusted net earnings from operations for Q2/10 were $688 million.

▪	Record thermal heavy crude oil production of approximately 96,000 bbl/d was achieved in Q2/10. Thermal production levels increased 53% from Q2/09 and 27% from Q1/10.

▪
In May 2010 planned plant maintenance at Horizon was successfully completed. As a result, Horizon had exceptional reliability and production volumes in June 2010 and Q2/10 production of 99,950 bbl/d. On July 30, 2010, while carrying out previously announced maintenance to repair unexpected localized pipe wall thinning in the amine unit, the Company determined that the pipe wall thinning was more extensive than originally estimated. Although this issue is limited to the amine unit only, and is not technically difficult or a major expenditure to repair, it has necessitated a plant wide shutdown that is targeted to be complete by mid August. The Company’s annual production guidance for 2010 has been revised to 90,000 to 100,000 barrels per day of SCO.

▪	In the second quarter, Canadian Natural drilled 38 primary heavy crude oil wells as part of the planned record heavy crude oil drilling program for 2010.

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▪
At Platform B of the Olowi Project 3.7 net wells are on production, and performance is in line with the Company’s expectations. The Company is targeting to commission and have onstream a further 1.9 net wells in the third quarter and begin drilling operations on Platform A.

▪	During Q2/10, the Espoir facilities upgrade on the Floating Production, Storage and Offtake vessel (“FPSO”) was completed.

▪
Canadian Natural is continuing its proposed third phase of the thermal growth plan with a development plan for the Kirby In Situ Oil Sands Project. The Company anticipates regulatory approval in Q3/10. Final project scope and corporate sanction is targeted for late 2010.

▪
Closed previously announced purchases of crude oil and natural gas properties in its core regions in Western Canada. The Company’s previously issued guidance reflected production volumes associated with the acquisitions.

▪
The Company’s shareholders passed a Special Resolution subdividing the common shares of the Company on a two-for-one basis at the Company’s Annual and Special Meeting held on May 6, 2010 with such subdivision taking effect on May 21, 2010. All common share, per common share, and stock option amounts have been restated to reflect the share split.

▪	Declared a quarterly cash dividend on common shares of $0.075 per common share payable October 1, 2010.

Canadian Natural Resources Limited	3

OPERATIONS REVIEW

Activity by core region
	Net undeveloped land as at Jun 30, 2010 (thousands of net acres)	Drilling activity six months ended Jun 30, 2010 (net wells) (1)
North America
Northeast British Columbia	2,093	23.0
Northwest Alberta	1,518	27.0
Northern Plains	5,776	339.1
Southern Plains	798	8.6
Southeast Saskatchewan	144	11.5
Thermal In Situ Oil Sands	486	179.0
	10,815	588.2
Oil Sands Mining and Upgrading	115	119.0
North Sea	150	-
Offshore West Africa	4,193	4.7
	15,273	711.9

(1)	Drilling activity includes stratigraphic test and service wells.

Drilling activity (number of wells)
	Six Months Ended Jun 30
	2010		2009
	Gross	Net	Gross	Net
Crude oil	356	335	192	187
Natural gas	63	55	87	64
Dry	17	16	20	19
Subtotal	436	406	299	270
Stratigraphic test / service wells	307	306	243	243
Total	743	712	542	513
Success rate (excluding stratigraphic test / service wells)		96%		93%

4	Canadian Natural Resources Limited

North America

North America natural gas
	Three Months Ended			Six Months Ended
	Jun 30 2010	Mar 31 2010	Jun 30 2009	Jun 30 2010	Jun 30 2009
Natural gas production (mmcf/d)	1,219	1,193	1,322	1,206	1,334

Net wells targeting natural gas	11	49	-	60	72
Net successful wells drilled	10	45	-	55	64
Success rate	91%	92%	-	92%	89%

▪
Production volumes were higher than anticipated despite the Company’s strategic decision to proactively limit the North America natural gas drilling program for 2010. Excellent production volumes reflect the Company’s continued focus on optimizing performance. Volumes decreased 8% from Q2/09. Production increased 2% from Q1/10 primarily due to inclusion of acquisition volumes as previously announced.

▪
Operating costs for natural gas, compared to Q2/09, were $0.01 per mcf lower despite a production volume decrease of 8% from Q2/09. This demonstrates the Company’s focus on operating efficiencies. Annual midpoint operating cost guidance has been lowered accordingly.

▪
During Q2/10, the Company closed $949 million of property acquisitions weighted approximately 75% to natural gas. These acquisitions complement existing Canadian Natural operations in core areas and have significant operated infrastructure that create operational synergies benefiting both existing Canadian Natural assets and the acquired assets. The assets have approximately 773,000 net acres of undeveloped land providing significant future development opportunities.

▪
Canadian Natural targeted 11 net natural gas wells in Q2/10 with a prudent program across the Company’s core regions. In Northeast British Columbia, 7 net natural gas wells were drilled, while in Northwest Alberta, 3 net natural gas wells were drilled. In the Southern Plains, 1 net natural gas well was drilled.

▪	Planned drilling activity for Q3/10 includes 25 net natural gas wells.

North America crude oil and NGLs
	Three Months Ended			Six Months Ended
	Jun 30 2010	Mar 31 2010	Jun 30 2009	Jun 30 2010	Jun 30 2009
Crude oil and NGLs production (bbl/d)	275,584	252,450	232,139	264,081	242,926

Net wells targeting crude oil	91	250	97	341	194
Net successful wells drilled	90	240	93	330	183
Success rate	99%	96%	96%	97%	94%

▪
Q2/10 North America crude oil and NGLs production increased 19% from Q2/09 and increased 9% from Q1/10 levels. The increase in production volume from Q1/10 was due to cyclic thermal crude oil at Primrose and a strong primary heavy crude oil drilling program.

▪
Operating costs for crude oil and NGLs were 23% lower compared to Q2/09 reflecting operating efficiencies, lower natural gas costs and higher production volumes. Annual midpoint operating cost guidance has been lowered accordingly.

▪
Surveillance steaming activities continue at Primrose East. Performance has been better than expected and the Company now targets average production to exceed 20,000 bbl/d in 2010. Canadian Natural plans to return to normal steaming activities by late 2010 or early 2011.

Canadian Natural Resources Limited	5

▪
Canadian Natural is continuing its proposed third phase of the thermal growth plan with the Kirby In Situ Oil Sands Project. The Company anticipates regulatory approval in Q3/10. Final project scope and corporate sanction is targeted for late 2010.

▪
Enhanced crude oil production continues with conversion to polymer flooding at Pelican Lake. Production in this area averaged approximately 37,000 bbl/d for Q2/10. Enhanced oil recovery (“EOR”) is targeted to accelerate production levels during the second half of 2010.

▪	Primary heavy crude oil production volumes increased 10% in Q2/10 compared to Q2/09 and increased 3% from Q1/10, reflecting the Company’s record drilling program planned for 2010.

▪
During Q2/10, drilling activity targeted 91 net wells including 38 wells targeting heavy crude oil, 44 wells targeting Pelican Lake crude oil, 6 wells targeting thermal crude oil, and 3 wells targeting light crude oil.

▪	Excluding stratigraphic test and service wells, planned drilling activity for Q3/10 includes 330 net crude oil wells, compared to drilling activity for Q3/09 of 270 net crude oil wells.

International

	Three Months Ended			Six Months Ended
	Jun 30 2010	Mar 31 2010	Jun 30 2009	Jun 30 2010	Jun 30 2009
Crude oil production (bbl/d)
North Sea	37,669	36,879	40,362	37,276	41,360
Offshore West Africa	29,842	29,942	33,572	29,892	32,010
Natural gas production (mmcf/d)
North Sea	9	15	10	12	10
Offshore West Africa	9	18	20	13	16
Net wells targeting crude oil	1.9	2.8	1.0	4.7	4.2
Net successful wells drilled	1.9	2.8	1.0	4.7	4.2
Success rate	100%	100%	100%	100%	100%

North Sea

▪
Production exceeded guidance and reflected strong well performance and uptimes in the Ninian Field during the quarter. North Sea crude oil production for Q2/10 was down 7% from Q2/09 and up 2% compared to Q1/10.  Third quarter production guidance reflects proactive planned maintenance.

▪	The Company’s annual guidance for operating costs has been lowered to reflect operational efficiencies, proactive maintenance and certain one time items recorded in the second quarter.

▪
The Company recommenced platform drilling operations at the beginning of the second quarter and continues to focus on maturing and high grading its inventory of future drilling locations. The Company maintains focus on maximizing efficiencies and operational performance.

Offshore West Africa

▪
Offshore West Africa’s crude oil production decreased 11% from Q2/09 and was comparable to Q1/10. Production, which was impacted by a planned shutdown at Espoir for the installation of facilities upgrades, was at the high end of the Company’s previously issued guidance.

▪
Crude oil production expense increased from Q1/10 due to increased liftings from the higher cost Olowi Field and the plant shutdown at Espoir for facilities upgrades. Annual midpoint operating cost guidance has been lowered to $14.00 to $16.00 per barrel.

▪
At Platform B of the Olowi Project 3.7 net wells are on production, and performance is in line with the Company’s expectations. The Company is targeting to commission and have onstream a further 1.9 net wells in the third quarter and begin drilling operations on Platform A.

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Oil Sands Mining and Upgrading
	Three Months Ended			Six Months Ended
	Jun 30 2010	Mar 31 2010	Jun 30 2009	Jun 30 2010	Jun 30 2009
Synthetic crude oil production (bbl/d)	99,950	86,995	59,599	93,508	31,647

▪
Horizon SCO production was 99,950 bbl/d in Q2/10, an increase of 68% from Q2/09 and an increase of 15% from Q1/10. The planned maintenance outage in May 2010 proved successful as June 2010 volumes increased to approximately 117,600 bbl/d. The Company will continue strategic maintenance as required to target stable production levels with annual production guidance for 2010 targeted for 90,000 to 100,000 barrels per day of SCO at Horizon. Monthly average production for Horizon is provided on the Company’s website.

▪
Operational costs in Q2/10 averaged $32.27 per barrel of SCO (including approximately $3.18 per barrel of natural gas input costs), primarily due to stabilized production volumes at levels approaching plant capacity, and a focus on proactive maintenance and operational optimization. The Company continues to target operating costs between $31.00 to $37.00 per barrel of SCO for 2010.

▪
As provided in the Company’s issued guidance, 2010 capital expenditures at Horizon were decreased by $152 million due to limited Phase 2/3 spending which remains focused on the construction of the third Ore Preparation Plant, completion of the Mine Maintenance Shop and additional product tankage.

▪
On July 30, 2010, while carrying out previously announced maintenance to repair unexpected localized pipe wall thinning in the amine unit, the Company determined that the pipe wall thinning was more extensive than originally estimated. Although this issue is limited to the amine unit only, and is not technically difficult or a major expenditure to repair, it has necessitated a plant wide shutdown that is targeted to be complete by mid August. As a result planned maintenance originally targeted for late August and September has been moved forward including furnace pigging cycles and screen changes in the Ore Preparation Plant.

▪
Engineering and procurement for Tranche 2 of the Phase 2/3 expansion is progressing with a focus on increasing reliability and uptime. Tranches 3 and 4 of Phase 2/3 continue to be re-profiled. The Company continues to work on completing its lessons learned from the construction of Phase 1 and implementing these into the development of future expansions.

MARKETING

	Three Months Ended			Six Months Ended
	Jun 30 2010	Mar 31 2010	Jun 30 2009	Jun 30 2010	Jun 30 2009
Crude oil and NGLs pricing
WTI(1) benchmark price (US$/bbl)	$77.99	$78.79	$59.61	$78.39	$51.46
Western Canadian Select blend differential from WTI (%)	18%	12%	13%	15%	16%
SCO price (US$/bbl)	$76.44	$79.37	$58.42	$77.90	$51.74
Average realized pricing before risk management(2) (C$/bbl)	$63.62	$68.76	$59.56	$66.10	$50.12
Natural gas pricing
AECO benchmark price (C$/GJ)	$3.66	$5.07	$3.46	$4.36	$4.40
Average realized pricing before risk management (C$/mcf)	$3.86	$5.19	$4.11	$4.52	$4.78

(1)	Refers to West Texas Intermediate (WTI) crude oil barrel priced at Cushing, Oklahoma.

(2)	Excludes SCO.

▪
In Q2/10, the Western Canadian Select (“WCS”) heavy crude oil differential as a percent of WTI averaged 18%, compared to 12% in Q1/10. Heavy crude oil differentials widened in Q2/10 reflecting widening crude oil crack spreads.

Canadian Natural Resources Limited	7

▪	During Q2/10, the Company contributed approximately 165,000 bbl/d of its heavy crude oil streams to the WCS blend as market conditions resulted in optimal pricing for heavy crude oil.

▪
In Q1/10, the Company announced, together with North West Upgrading Inc., the submission of a joint proposal to the Alberta Government to construct and operate a bitumen refinery near Redwater, Alberta under the Alberta Royalty Framework’s Bitumen Royalty In Kind (“BRIK”) program. In Q2/10, the Government of Alberta announced that the proposal had been selected for exclusive negotiations following a comprehensive review. Further project development is dependent upon successful completion of these negotiations on commercially acceptable terms and final project sanction by the respective parties.

FINANCIAL REVIEW

▪
The financial position of the Company remains robust and the Company continually examines its liquidity position and targets a low risk approach to finance. The commodity hedging program, its existing credit facilities and capital expenditure programs all support a flexible financial position:

-	A large and diverse asset base spread over various commodity types - produced in excess of 649,000 boe/d in Q2/10, with 95% of production located in G8 countries.

-	Financial stability and liquidity - cash flow from operations of $1.6 billion with available unused bank lines of $2.5 billion at June 30, 2010.

-	Flexibility in asset base and positive free cash flow produced from North America, Horizon, the North Sea and Offshore West Africa allows for a disciplined capital allocation program.

▪	A strong balance sheet with debt to book capitalization of 31% and debt to EBITDA of 1.3 times.

▪	Declared a quarterly cash dividend on common shares of C$0.075 per common share, payable October 1, 2010.

OUTLOOK

The Company forecasts 2010 production levels before royalties to average between 1,229 and 1,256 mmcf/d of natural gas and between 421,000 and 449,000 bbl/d of crude oil and NGLs. Q3/10 production guidance before royalties is forecast to average between 1,247 and 1,271 mmcf/d of natural gas and between 414,000 and 445,000 bbl/d of crude oil and NGLs. Detailed guidance on production levels, capital allocation and operating costs can be found on the Company's website at www.cnrl.com.

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Canadian Natural Resources Limited	9

MANAGEMENT’S DISCUSSION AND ANALYSIS

Forward-Looking Statements

Certain statements relating to Canadian Natural Resources Limited (the “Company”) in this document or documents incorporated herein by reference constitute forward-looking statements or information (collectively referred to herein as “forward-looking statements”) within the meaning of applicable securities legislation. Forward-looking statements can be identified by the words “believe”, “anticipate”, “expect”, “plan”, “estimate”, “target”, “continue”, “could”, “intend”, “may”, “potential”, “predict”, “should”, “will”, “objective”, “project”, “forecast”, “goal”, “guidance”, “outlook”, “effort”, “seeks”, “schedule” or expressions of a similar nature suggesting future outcome or statements regarding an outlook. Disclosure related to expected future commodity pricing, production volumes, royalties, operating costs, capital expenditures and other guidance provided throughout this Management’s Discussion and Analysis (“MD&A”), constitute forward-looking statements. Disclosure of plans relating to and expected results of existing and future developments, including but not limited to Horizon Oil Sands, Primrose East, Pelican Lake, Olowi Field (Offshore Gabon), and the Kirby Thermal Oil Sands Project also constitute forward-looking statements. This forward-looking information is based on annual budgets and multi-year forecasts, and is reviewed and revised throughout the year if necessary in the context of targeted financial ratios, project returns, product pricing expectations and balance in project risk and time horizons. These statements are not guarantees of future performance and are subject to certain risks. The reader should not place undue reliance on these forward-looking statements as there can be no assurances that the plans, initiatives or expectations upon which they are based will occur.

In addition, statements relating to “reserves” are deemed to be forward-looking statements as they involve the implied assessment based on certain estimates and assumptions that the reserves described can be profitably produced in the future. There are numerous uncertainties inherent in estimating quantities of proved crude oil and natural gas reserves and in projecting future rates of production and the timing of development expenditures. The total amount or timing of actual future production may vary significantly from reserve and production estimates.

The forward-looking statements are based on current expectations, estimates and projections about the Company and the industry in which the Company operates, which speak only as of the date such statements were made or as of the date of the report or document in which they are contained, and are subject to known and unknown risks and uncertainties that could cause the actual results, performance or achievements of the Company to be materially different from any future results, performance or achievements expressed or implied by such forward-looking statements. Such risks and uncertainties include, among others: general economic and business conditions which will, among other things, impact demand for and market prices of the Company’s products; volatility of and assumptions regarding crude oil and natural gas prices; fluctuations in currency and interest rates; assumptions on which the Company’s current guidance is based; economic conditions in the countries and regions in which the Company conducts business; political uncertainty, including actions of or against terrorists, insurgent groups or other conflict including conflict between states; industry capacity; ability of the Company to implement its business strategy, including exploration and development activities; impact of competition; the Company’s defense of lawsuits; availability and cost of seismic, drilling and other equipment; ability of the Company and its subsidiaries to complete capital programs; the Company’s and its subsidiaries’ ability to secure adequate transportation for its products; unexpected difficulties in mining, extracting or upgrading the Company’s bitumen products; potential delays or changes in plans with respect to exploration or development projects or capital expenditures; ability of the Company to attract the necessary labour required to build its thermal and oil sands mining projects; operating hazards and other difficulties inherent in the exploration for and production and sale of crude oil and natural gas; availability and cost of financing; the Company’s and its subsidiaries’ success of exploration and development activities and their ability to replace and expand crude oil and natural gas reserves; timing and success of integrating the business and operations of acquired companies; production levels; imprecision of reserve estimates and estimates of recoverable quantities of crude oil, bitumen, natural gas and natural gas liquids (“NGLs”) not currently classified as proved; actions by governmental authorities; government regulations and the expenditures required to comply with them (especially safety and environmental laws and regulations and the impact of climate change initiatives on capital and operating costs); asset retirement obligations; the adequacy of the Company’s provision for taxes; and other circumstances affecting revenues and expenses. The Company’s operations have been, and in the future may be, affected by political developments and by federal, provincial and local laws and regulations such as restrictions on production, changes in taxes, royalties and other amounts payable to governments or governmental agencies, price or gathering rate controls and environmental protection regulations. Should one or more of these risks or uncertainties materialize, or should any of the Company’s assumptions prove incorrect, actual results may vary in material respects from those projected in the forward-looking statements. The impact of any one factor on a particular forward-looking statement is not determinable with certainty as

10	Canadian Natural Resources Limited

such factors are dependent upon other factors, and the Company’s course of action would depend upon its assessment of the future considering all information then available.

Readers are cautioned that the foregoing list of factors is not exhaustive. Unpredictable or unknown factors not discussed in this report could also have material adverse effects on forward-looking statements. Although the Company believes that the expectations conveyed by the forward-looking statements are reasonable based on information available to it on the date such forward-looking statements are made, no assurances can be given as to future results, levels of activity and achievements. All subsequent forward-looking statements, whether written or oral, attributable to the Company or persons acting on its behalf are expressly qualified in their entirety by these cautionary statements. Except as required by law, the Company assumes no obligation to update forward-looking statements should circumstances or Management’s estimates or opinions change.

Management’s Discussion and Analysis

Management’s Discussion and Analysis of the financial condition and results of operations of the Company should be read in conjunction with the unaudited interim consolidated financial statements for the six months ended June 30, 2010 and the MD&A and the audited consolidated financial statements for the year ended December 31, 2009.

All dollar amounts are referenced in millions of Canadian dollars, except where noted otherwise. The financial statements have been prepared in accordance with generally accepted accounting principles in Canada (“GAAP”). This MD&A includes references to financial measures commonly used in the crude oil and natural gas industry, such as adjusted net earnings from operations, cash flow from operations, and cash production costs. These financial measures are not defined by GAAP and therefore are referred to as non-GAAP measures. The non-GAAP measures used by the Company may not be comparable to similar measures presented by other companies. The Company uses these non-GAAP measures to evaluate its performance. The non-GAAP measures should not be considered an alternative to or more meaningful than net earnings, as determined in accordance with GAAP, as an indication of the Company's performance. The non-GAAP measures adjusted net earnings from operations and cash flow from operations are reconciled to net earnings, as determined in accordance with GAAP, in the “Financial Highlights” section of this MD&A. The derivation of cash production costs is included in the “Operating Highlights – Oil Sands Mining and Upgrading” section of this MD&A. The Company also presents certain non-GAAP financial ratios and their derivation in the “Liquidity and Capital Resources” section of this MD&A.

The calculation of barrels of oil equivalent (“boe”) is based on a conversion ratio of six thousand cubic feet (“mcf”) of natural gas to one barrel (“bbl”) of crude oil to estimate relative energy content. This conversion may be misleading, particularly when used in isolation, since the 6 mcf:1 bbl ratio is based on an energy equivalency at the burner tip and does not represent the value equivalency at the wellhead.

Production volumes and per barrel statistics are presented throughout this MD&A on a “before royalty” or “gross” basis, and realized prices are net of transportation and blending costs and exclude the effect of risk management activities. Production on an “after royalty” or “net” basis is also presented for information purposes only.

The following discussion refers primarily to the Company’s financial results for the six and three months ended June 30, 2010 in relation to the comparable periods in 2009 and the first quarter of 2010. The accompanying tables form an integral part of this MD&A. This MD&A is dated August 4, 2010. Additional information relating to the Company, including its amended Annual Information Form for the year ended December 31, 2009, is available on SEDAR at www.sedar.com, and on EDGAR at www.sec.gov.

Canadian Natural Resources Limited	11

FINANCIAL HIGHLIGHTS

($ millions, except per common share amounts)
	Three Months Ended			Six Months Ended
	Jun 30 2010	Mar 31 2010(1)	Jun 30 2009(1)	Jun 30 2010	Jun 30 2009(1)
Revenue, before royalties	$3,614	$3,580	$2,750	$7,194	$4,936
Net earnings	$667	$866	$162	$1,533	$467
Per common share – basic and diluted	$0.61	$0.80	$0.15	$1.41	$0.43
Adjusted net earnings from operations (2)	$688	$658	$637	$1,346	$1,364
Per common share – basic and diluted	$0.63	$0.61	$0.59	$1.24	$1.26
Cash flow from operations (3)	$1,630	$1,505	$1,365	$3,135	$2,881
Per common share – basic and diluted	$1.49	$1.39	$1.26	$2.88	$2.66
Capital expenditures, net of dispositions	$1,573	$1,072	$473	$2,645	$1,729

(1)	Per share amounts have been restated to reflect a two-for-one common share split in May 2010.

(2)
Adjusted net earnings from operations is a non-GAAP measure that represents net earnings adjusted for certain items of a non-operational nature. The Company evaluates its performance based on adjusted net earnings from operations. The reconciliation “Adjusted Net Earnings from Operations” presented below lists the after-tax effects of certain items of a non-operational nature that are included in the Company’s financial results. Adjusted net earnings from operations may not be comparable to similar measures presented by other companies.

(3)
Cash flow from operations is a non-GAAP measure that represents net earnings adjusted for non-cash items before working capital adjustments. The Company evaluates its performance based on cash flow from operations. The Company considers cash flow from operations a key measure as it demonstrates the Company’s ability to generate the cash flow necessary to fund future growth through capital investment and to repay debt. The reconciliation “Cash Flow from Operations” presented below lists certain non-cash items that are included in the Company’s financial results. Cash flow from operations may not be comparable to similar measures presented by other companies.

Adjusted Net Earnings from Operations

	Three Months Ended			Six Months Ended
($ millions)	Jun 30 2010	Mar 31 2010	Jun 30 2009	Jun 30 2010	Jun 30 2009
Net earnings as reported	$667	$866	$162	$1,533	$467
Stock-based compensation (recovery) expense, net of tax (a) (d)	(58)	(2)	67	(60)	70
Unrealized risk management (gain) loss, net of tax (b)	(64)	(154)	676	(218)	996
Unrealized foreign exchange loss (gain), net of tax (c)	143	(135)	(268)	8	(150)
Effect of statutory tax rate and other legislative changes on future income tax liabilities (d)	-	83	-	83	(19)
Adjusted net earnings from operations	$688	$658	$637	$1,346	$1,364

(a)
The Company’s employee stock option plan provides for a cash payment option. Accordingly, the intrinsic value of the outstanding vested options is recorded as a liability on the Company’s balance sheet and periodic changes in the intrinsic value are recognized in net earnings or are capitalized to Oil Sands Mining and Upgrading construction costs.

(b)
Derivative financial instruments are recorded at fair value on the balance sheet, with changes in fair value of non-designated hedges recognized in net earnings. The amounts ultimately realized may be materially different than reflected in the financial statements due to changes in prices of the underlying items hedged, primarily crude oil and natural gas.

(c)
Unrealized foreign exchange gains and losses result primarily from the translation of US dollar denominated long-term debt to period-end exchange rates, offset by the impact of cross currency swaps, and are recognized in net earnings.

(d)
All substantively enacted or enacted adjustments in applicable income tax rates and other legislative changes are applied to underlying assets and liabilities on the Company’s consolidated balance sheet in determining future income tax assets and liabilities. The impact of these tax rate and other legislative changes is recorded in net earnings during the period the legislation is substantively enacted or enacted. During the first quarter of 2010, the Canadian Federal budget proposed changes to the taxation of stock options surrendered by employees for cash payments. As a result of the proposed changes, the Company anticipates that Canadian based employees will no longer surrender their options for cash payments, resulting in a loss of future income tax deductions for the Company. The impact of this change was an $83 million charge to future income tax expense during the first quarter. Income tax rate changes in the first quarter of 2009 resulted in a reduction of future income tax liabilities of approximately $19 million in North America.

12	Canadian Natural Resources Limited

Cash Flow from Operations

	Three Months Ended			Six Months Ended
($ millions)	Jun 30 2010	Mar 31 2010	Jun 30 2009	Jun 30 2010	Jun 30 2009
Net earnings	$667	$866	$162	$1,533	$467
Non-cash items:
Depletion, depreciation and amortization	836	771	664	1,607	1,310
Asset retirement obligation accretion	26	26	24	52	43
Stock-based compensation (recovery) expense	(58)	(2)	92	(60)	96
Unrealized risk management (gain) loss	(82)	(208)	946	(290)	1,409
Unrealized foreign exchange loss (gain)	165	(150)	(320)	15	(182)
Deferred petroleum revenue tax expense (recovery)	5	7	(2)	12	(5)
Future income tax expense (recovery)	71	195	(201)	266	(257)
Cash flow from operations	$1,630	$1,505	$1,365	$3,135	$2,881

SUMMARY OF CONSOLIDATED NET EARNINGS AND CASH FLOW FROM OPERATIONS

Net earnings for the six months ended June 30, 2010 were $1,533 million compared to $467 million for the six months ended June 30, 2009. Net earnings for the six months ended June 30, 2010 included net unrealized after-tax income of $187 million related to the effects of risk management activities, fluctuations in foreign exchange rates, fluctuations in stock-based compensation, and the impact of statutory tax rate changes on future income tax liabilities, compared to net unrealized after-tax expenses of $897 million for the six months ended June 30, 2009. Excluding these items, adjusted net earnings from operations for the six months ended June 30, 2010 were $1,346 million compared to $1,364 million for the six months ended June 30, 2009.

Net earnings for the second quarter of 2010 were $667 million compared to $162 million for the second quarter of 2009 and $866 million for the prior quarter. Net earnings for the second quarter of 2010 included net unrealized after-tax expenses of $21 million related to the effects of risk management activities, fluctuations in foreign exchange rates and stock-based compensation, compared to net unrealized after-tax expenses of $475 million for the second quarter of 2009 and net unrealized after-tax income of $208 million for the prior quarter. Excluding these items, adjusted net earnings from operations for the second quarter of 2010 were $688 million compared to $637 million for the second quarter of 2009 and $658 million for the prior quarter. The increase in adjusted net earnings from the comparable periods in 2009 was primarily due to the impact of higher realized crude oil pricing, higher crude oil and NGL sales volumes including crude oil volumes associated with Horizon, and realized foreign exchange gains, partially offset by higher production expense, higher royalty expense, lower realized risk management gains, higher depletion, depreciation and amortization expense, and the impact of the stronger Canadian dollar. The increase in adjusted net earnings from the prior quarter was primarily due to the impact of higher crude oil and NGL sales volumes including Horizon, lower production expense, lower royalty expense, and realized risk management gains, partially offset by the impact of lower realized crude oil and natural gas pricing and higher depletion, depreciation and amortization expense.

The impacts of unrealized risk management activities, stock-based compensation, and changes in foreign exchange rates are expected to continue to contribute to significant quarterly volatility in consolidated net earnings and are discussed in detail in the relevant sections of this MD&A.

Cash flow from operations for the six months ended June 30, 2010 was $3,135 million compared to $2,881 million for the six months ended June 30, 2009. Cash flow from operations for the second quarter of 2010 was $1,630 million compared to $1,365 million for the second quarter of 2009 and $1,505 million for the prior quarter. The increase in cash flow from operations from the comparable periods in 2009 was primarily due to the impact of higher realized crude oil pricing, higher crude oil and NGL sales volumes including crude oil volumes associated with Horizon, and realized foreign exchange gains, partially offset by higher production expense, higher royalty expense, lower realized risk management gains, higher cash taxes and the impact of the stronger Canadian dollar. The increase in cash flow from operations from the prior quarter was primarily due to the impact of higher crude oil and NGL sales volumes including Horizon, lower production expense, lower royalty expense, and realized risk management gains partially offset by the impact of lower realized crude oil and natural gas pricing.

Canadian Natural Resources Limited	13

Total production before royalties for the six months ended June 30, 2010 increased 10% to 629,982 boe/d from 574,654 boe/d for the six months ended June 30, 2009. Total production before royalties for the second quarter of 2010 increased 10% to 649,195 boe/d from 590,984 boe/d for the second quarter of 2009 and 6% from 610,556 boe/d for the prior quarter. Production for the second quarter of 2010 exceeded the Company’s previously issued guidance.

SUMMARY OF QUARTERLY RESULTS

The following is a summary of the Company’s quarterly results for the eight most recently completed quarters:

($ millions, except per common share amounts)	Jun 30 2010	Mar 31 2010(1)	Dec 31 2009(1)	Sep 30 2009(1)
Revenue, before royalties	$3,614	$3,580	$3,319	$2,823
Net earnings	$667	$866	$455	$658
Net earnings per common share
– Basic and diluted	$0.61	$0.80	$0.42	$0.61

($ millions, except per common share amounts)	Jun 30 2009(1)	Mar 31 2009(1)	Dec 31 2008(1)	Sep 30 2008(1)
Revenue, before royalties	$2,750	$2,186	$2,511	$4,583
Net earnings	$162	$305	$1,770	$2,835
Net earnings per common share
– Basic and diluted	$0.15	$0.28	$1.64	$2.62

(1) Per share amounts have been restated to reflect a two-for-one common share split in May 2010.

Volatility in quarterly net earnings over the eight most recently completed quarters was primarily due to:

▪
Crude oil pricing – The impact of fluctuating demand, inventory storage levels and geopolitical uncertainties on worldwide benchmark pricing, and the fluctuations in the Heavy Crude Oil Differential from WTI (“Heavy Differential”) in North America.

▪
Natural gas pricing – The impact of seasonal fluctuations in both the demand for natural gas and inventory storage levels, and the impact of increased shale gas production in the US, as well as fluctuations in imports of liquefied natural gas into the US.

▪
Crude oil and NGLs sales volumes – Fluctuations in production due to the cyclic nature of the Company’s Primrose thermal projects, the results from the Pelican Lake water and polymer flood projects, and the commencement and ramp up of operations at Horizon. Sales volumes also reflected fluctuations due to timing of liftings and maintenance activities in the North Sea and Offshore West Africa.

▪
Natural gas sales volumes – Fluctuations in production due to the Company’s strategic decision to reduce natural gas drilling activity in North America and the allocation of capital to higher return crude oil projects, as well as natural decline rates and the impact of acquisitions.

▪
Production expense – Fluctuations primarily due to the impact of the demand for services, industry-wide inflationary cost pressures experienced in prior quarters, fluctuations in product mix, the impact of seasonal costs that are dependent on weather, production and cost optimizations in North America and the commencement of operations at Horizon and the Olowi Field in Offshore Gabon.

▪
Depletion, depreciation and amortization – Fluctuations due to changes in sales volumes, proved reserves, finding and development costs associated with crude oil and natural gas exploration, estimated future costs to develop the Company’s proved undeveloped reserves, the commencement of operations at Horizon and the Olowi Field in Offshore Gabon, and the impact of an impairment at the Olowi Field at December 31, 2009.

▪
Stock-based compensation – Fluctuations due to the mark-to-market movements of the Company’s stock-based compensation liability. Stock-based compensation expense (recovery) reflected fluctuations in the Company’s share price.

▪	Risk management – Fluctuations due to the recognition of gains and losses from the mark-to-market and subsequent settlement of the Company’s risk management activities.

14	Canadian Natural Resources Limited

▪
Foreign exchange rates – Changes in the Canadian dollar relative to the US dollar impacted the realized price the Company received for its crude oil and natural gas sales, as sales prices are based predominately on US dollar denominated benchmarks. Fluctuations in unrealized foreign exchange gains and losses are recorded with respect to US dollar denominated debt and the re-measurement of North Sea future income tax liabilities denominated in UK pounds sterling to US dollars, partially offset by the impact of cross currency swap hedges.

▪	Income tax expense (recovery) – Fluctuations in income tax expense (recovery) include statutory tax rate and other legislative changes substantively enacted or enacted in the various periods.

BUSINESS ENVIRONMENT

	Three Months Ended			Six Months Ended
	Jun 30 2010	Mar 31 2010	Jun 30 2009	Jun 30 2010	Jun 30 2009
WTI benchmark price (US$/bbl)	$77.99	$78.79	$59.61	$78.39	$51.46
Dated Brent benchmark price (US$/bbl)	$78.27	$76.32	$58.78	$77.30	$51.65
WCS blend differential from WTI (US$/bbl)	$14.12	$9.06	$7.43	$11.60	$8.20
WCS blend differential from WTI (%)	18%	12%	13%	15%	16%
SCO price (US$/bbl) (1)	$76.44	$79.37	$58.42	$77.90	$51.74
Condensate benchmark price (US$/bbl)	$82.81	$84.82	$58.30	$83.81	$50.91
NYMEX benchmark price (US$/mmbtu)	$4.08	$5.38	$3.59	$4.72	$4.23
AECO benchmark price (C$/GJ)	$3.66	$5.07	$3.46	$4.36	$4.40
US / Canadian dollar average exchange rate	$0.9731	$0.9615	$0.8571	$0.9673	$0.8293

(1)	Synthetic Crude Oil (“SCO”)

Commodity Prices

Crude oil sales contracts in the North America segment are typically based on WTI benchmark pricing. WTI averaged US$78.39 per bbl for the six months ended June 30, 2010, an increase of 52% from US$51.46 per bbl for the six months ended June 30, 2009. WTI averaged US$77.99 per bbl for the second quarter of 2010, an increase of 31% from US$59.61 per bbl for the second quarter of 2009, and was comparable to the prior quarter. WTI pricing was reflective of the overall balanced supply and demand environment, with strong Asian demand offsetting the demand decline related to the Organization of Economic Co-operation and Development (“OECD”).

Crude oil sales contracts for the Company’s North Sea and Offshore West Africa segments are typically based on Dated Brent (“Brent”) pricing, which is more reflective of international markets and overall supply and demand. Brent averaged US$77.30 per bbl for the six months ended June 30, 2010, an increase of 50% compared to US$51.65 per bbl for the six months ended June 30, 2009. Brent averaged US$78.27 per bbl for the second quarter of 2010, an increase of 33% compared to US$58.78 per bbl for the second quarter of 2009, and 3% from US$76.32 per bbl for the prior quarter. High inventory levels at Cushing during the second quarter resulted in Brent prices exceeding WTI.

The Western Canadian Select (“WCS”) Heavy Differential averaged 15% for the six months ended June 30, 2010 compared to 16% for the six months ended June 30, 2009. The WCS Heavy Differential widened in the second quarter of 2010, averaging 18% compared to 13% for the second quarter of 2009 and 12% for the prior quarter due to improved refinery utilizations.

The Company anticipates continued volatility in crude oil pricing benchmarks due to the unpredictable nature of supply and demand factors, geopolitical events, and the timing and extent of the near term economic recovery. The Heavy Differential is expected to continue to reflect seasonal demand fluctuations and refinery margins.

Canadian Natural Resources Limited	15

NYMEX natural gas prices averaged US$4.72 per mmbtu for the six months ended June 30, 2010, an increase of 12% from US$4.23 per mmbtu for the six months ended June 30, 2009. NYMEX natural gas prices averaged US$4.08 per mmbtu for the second quarter of 2010, an increase of 14% from US$3.59 per mmbtu for the second quarter of 2009, and a decrease of 24% from US$5.38 per mmbtu for the prior quarter. AECO natural gas prices for the six months ended June 30, 2010 averaged $4.36 per GJ, comparable to prices for the six months ended June 30, 2009. AECO natural gas prices for the second quarter of 2010 increased 6% to average $3.66 per GJ from $3.46 per GJ in the second quarter of 2009, and decreased 28% from $5.07 per GJ for the prior quarter. Natural gas prices reflected lower benchmark pricing during the second quarter. Weather patterns in the Northeast part of the United States and drilling shut-ins in the Gulf of Mexico temporarily mitigated seasonal pricing declines.

Update to Alberta Royalty Framework

On January 1, 2009, changes to the Alberta royalty regime under the Alberta Royalty Framework (“ARF”) came into effect, including the implementation of a sliding scale for oil sands royalties ranging from 1% to 9% on a gross revenue basis pre-payout and 25% to 40% on a net revenue basis post-payout, depending on benchmark crude oil pricing.

In addition, on January 1, 2009, new royalty formulas under the ARF for conventional crude oil and natural gas, specifying royalties on sliding scales ranging up to 50%, depending on commodity prices and well productivity, came into effect.

In March 2010, the Government of Alberta modified the conventional crude oil and natural gas royalty rates. These changes, effective January 1, 2011, include:

▪
A reduction in the maximum royalty rate to 5% on new natural gas and conventional crude oil wells for the first 12 months after the start of production, subject to volume limits of 500 mmcfe and 50,000 boe respectively.

▪	A reduction in the maximum royalty rate for conventional crude oil from 50% to 40% and a reduction in the maximum royalty rate for conventional and unconventional natural gas from 50% to 36%.

In May 2010, the Government of Alberta announced further changes to conventional crude oil and natural gas royalty rates, effective May 1, 2010, including:

▪
An extension of the period subject to the 5% maximum royalty rate for coalbed methane and shale gas wells to the first 36 months after start of production, subject to volume limits of 750 mmcfe for coalbed methane and no volume limits for shale gas.

▪
An extension of the period subject to the 5% maximum royalty rate for horizontal natural gas and conventional crude oil wells. The period for horizontal natural gas wells is extended to the first 18 months after start of production, and volumes of 500 mmcfe. Limits on production months and volumes for conventional crude oil will be set according to the measured depth of the wells.

Modifications were also made to the natural gas deep drilling program, including changes to depth requirements. The government also announced changes to the price components of oil and gas royalty formulas to reduce the royalty rate at prices higher than $85.00 per bbl and $5.25 per GJ respectively.

16	Canadian Natural Resources Limited

DAILY PRODUCTION, before royalties

	Three Months Ended			Six Months Ended
	Jun 30 2010	Mar 31 2010	Jun 30 2009	Jun 30 2010	Jun 30 2009
Crude oil and NGLs (bbl/d)
North America – Conventional	275,584	252,450	232,139	264,081	242,926
North America – Oil Sands Mining and Upgrading	99,950	86,995	59,599	93,508	31,647
North Sea	37,669	36,879	40,362	37,276	41,360
Offshore West Africa	29,842	29,942	33,572	29,892	32,010
	443,045	406,266	365,672	424,757	347,943
Natural gas (mmcf/d)
North America	1,219	1,193	1,322	1,206	1,334
North Sea	9	15	10	12	10
Offshore West Africa	9	18	20	13	16
	1,237	1,226	1,352	1,231	1,360
Total barrels of oil equivalent (boe/d)	649,195	610,556	590,984	629,982	574,654
Product mix
Light/medium crude oil and NGLs	18%	19%	21%	18%	21%
Pelican Lake crude oil	6%	6%	6%	6%	6%
Primary heavy crude oil	14%	15%	14%	15%	15%
Thermal heavy crude oil	15%	12%	11%	14%	13%
Synthetic crude oil	15%	14%	10%	15%	6%
Natural gas	32%	34%	38%	32%	39%
Percentage of gross revenue (1) (excluding midstream revenue)
Crude oil and NGLs	86%	82%	79%	84%	73%
Natural gas	14%	18%	21%	16%	27%

(1)	Net of transportation and blending costs and excluding risk management activities.

Canadian Natural Resources Limited	17

DAILY PRODUCTION, net of royalties

	Three Months Ended			Six Months Ended
	Jun 30 2010	Mar 31 2010	Jun 30 2009	Jun 30 2010	Jun 30 2009
Crude oil and NGLs (bbl/d)
North America – Conventional	228,781	206,094	197,281	217,501	210,819
North America – Oil Sands Mining and Upgrading	96,543	83,918	58,467	90,266	31,067
North Sea	37,581	36,803	40,292	37,194	41,273
Offshore West Africa	28,225	28,927	30,470	28,574	29,411
	391,130	355,742	326,510	373,535	312,570
Natural gas (mmcf/d)
North America	1,149	1,101	1,313	1,125	1,247
North Sea	9	15	10	12	10
Offshore West Africa	8	17	18	13	15
	1,166	1,133	1,341	1,150	1,272
Total barrels of oil equivalent (boe/d)	585,556	544,553	550,053	565,170	524,538

The Company’s business approach is to maintain large project inventories and production diversification among each of the commodities it produces; namely natural gas, light/medium crude oil and NGLs, Pelican Lake crude oil, primary heavy crude oil, thermal heavy crude oil, and SCO.

Total crude oil and NGLs production for the six months ended June 30, 2010 increased 22% to 424,757 bbl/d from 347,943 bbl/d for the six months ended June 30, 2009. The increase was primarily due to the higher volumes from the Company’s thermal and Horizon operations.

Total crude oil and NGLs production for the second quarter of 2010 increased 21% to 443,045 bbl/d from 365,672 bbl/d for the second quarter of 2009, and 9% from 406,266 bbl/d for the prior quarter. The increases from the comparable periods were primarily related to the cyclic nature of the Company’s thermal operations and increased Horizon production. Crude oil and NGLs production in the second quarter of 2010 exceeded the Company’s previously issued guidance of 394,000 to 426,000 bbl/d.

Natural gas production for the six months ended June 30, 2010 averaged 1,231 mmcf/d compared to 1,360 mmcf/d for the six months ended June 30, 2009. Natural gas production for the second quarter of 2010 decreased 9% to 1,237 mmcf/d compared to 1,352 mmcf/d for the second quarter of 2009 and was comparable to the prior quarter. The decrease in natural gas production from the comparable periods in 2009 reflects the expected production declines due to the allocation of capital to higher return crude oil projects, which resulted in a strategic reduction of natural gas drilling activity. Natural gas production in the second quarter of 2010 exceeded the Company’s previously issued guidance of 1,207 to 1,232 mmcf/d.

For 2010, annual production guidance is targeted to average between 421,000 and 449,000 bbl/d of crude oil and NGLs and between 1,229 and 1,256 mmcf/d of natural gas. Third quarter 2010 production guidance is targeted to average between 414,000 and 445,000 bbl/d of crude oil and NGLs and between 1,247 and 1,271 mmcf/d of natural gas.

18	Canadian Natural Resources Limited

North America – Conventional

North America conventional crude oil and NGLs production for the six months ended June 30, 2010 increased 9% to average 264,081 bbl/d from 242,926 bbl/d for the six months ended June 30, 2009. Second quarter North America conventional crude oil and NGLs production increased 19% to average 275,584 bbl/d, compared to 232,139 bbl/d for the second quarter of 2009, and 9% from 252,450 bbl/d for the prior quarter. Increases in crude oil and NGLs production were primarily due to the cyclic nature of the Company’s thermal production and a record heavy oil drilling program, and exceeded expectations. Production of conventional crude oil and NGLs exceeded the Company’s previously issued guidance of 255,000 bbl/d to 265,000 bbl/d for the second quarter of 2010.

Natural gas production for the six months ended June 30, 2010 decreased 10% to 1,206 mmcf/d from 1,334 mmcf/d for the six months ended June 30, 2009. For the second quarter of 2010, natural gas production decreased 8% to 1,219 mmcf/d from 1,322 mmcf/d for the second quarter of 2009, and increased 2% from 1,193 mmcf/d for the prior quarter. The decreases in natural gas production from the comparable periods in 2009 reflected the expected production declines due to the allocation of capital to higher return crude oil projects, which resulted in a strategic reduction of natural gas drilling activity. The increase in natural gas production from the prior quarter was primarily a result of the acquisition of natural gas properties in certain of the Company’s core regions. Production of natural gas exceeded the Company’s previously issued guidance of 1,190 mmcf/d to 1,210 mmcf/d for the second quarter of 2010.

North America – Oil Sands Mining and Upgrading

Horizon Phase 1 commenced production of synthetic crude oil during 2009. Production averaged 93,508 bbl/d for the six months ended June 30, 2010, up 195% from 31,647 bbl/day for the six months ended June 30, 2009. For the second quarter of 2010, production increased 68% to 99,950 bbl/day, compared to 59,599 bbl/day in the second quarter of 2009, and 15% from 86,995 bbl/d in the prior quarter. Production volumes in the second quarter reflected the Company’s focus on operational optimization and ramping up of production. Planned proactive maintenance during May 2010 was successfully completed, leading to record production volumes of 117,600 bbl/day in June 2010. Second quarter production for 2010 exceeded the Company’s previously issued guidance of 80,000 bbl/d to 95,000 bbl/d.

North Sea

North Sea crude oil production for the six months ended June 30, 2010 decreased 10% to 37,276 bbl/d from 41,360 bbl/d for the six months ended June 30, 2009. Production volumes for the six months ended June 30, 2010 were lower than the comparable period in 2009 due to unplanned operational issues at Banff, Kyle and Murchison, partially offset by improved performance on the Ninian and Lyell Fields. Second quarter 2010 North Sea crude oil production decreased 7% to 37,669 bbl/d from 40,362 bbl/d for the second quarter of 2009 and was comparable to the prior quarter. Production in the second quarter of 2010 exceeded the Company’s previously issued guidance of 33,000 bbl/d to 36,000 bbl/d primarily due to strong performance from the Ninian Field.

Offshore West Africa

Offshore West Africa crude oil production decreased 7% to 29,892 bbl/d for the six months ended June 30, 2010 from 32,010 bbl/d for the six months ended June 30, 2009. Second quarter crude oil production decreased 11% to 29,842 bbl/d from 33,572 bbl/d for the second quarter of 2009, and was comparable to the prior quarter. During the second quarter of 2010, final commissioning of Platform B at the Olowi Field was completed and first crude oil production was achieved as planned in April. Production in the second quarter was impacted by a planned shutdown at Espoir for installation of facilities upgrades but was at the high end of the Company's previously issued guidance.

Canadian Natural Resources Limited	19

Crude Oil Inventory Volumes

The Company recognizes revenue on its crude oil production when title transfers to the customer and delivery has taken place. Revenue has not been recognized on crude oil volumes that were stored in various tanks, pipelines, or floating production, storage and offtake vessels, as follows:

(bbl)	Jun 30 2010	Mar 31 2010	Dec 31 2009
North America – Conventional	761,351	761,351	1,131,372
North America – Oil Sands Mining and Upgrading (SCO)	1,139,778	1,021,028	1,224,481
North Sea	1,018,357	642,457	713,112
Offshore West Africa	1,428,949	898,233	51,103
	4,348,435	3,323,069	3,120,068

OPERATING HIGHLIGHTS – CONVENTIONAL

	Three Months Ended			Six Months Ended
	Jun 30 2010	Mar 31 2010	Jun 30 2009	Jun 30 2010	Jun 30 2009
Crude oil and NGLs ($/bbl) (1)
Sales price (2)	$63.62	$68.76	$59.56	$66.10	$50.12
Royalties	8.95	10.08	7.27	9.50	5.57
Production expense	13.19	14.56	16.59	13.85	15.78
Netback	$41.48	$44.12	$35.70	$42.75	$28.77
Natural gas ($/mcf) (1)
Sales price (2)	$3.86	$5.19	$4.11	$4.52	$4.78
Royalties (3)	0.25	0.41	0.06	0.33	0.39
Production expense	1.05	1.20	1.05	1.12	1.12
Netback	$2.56	$3.58	$3.00	$3.07	$3.27
Barrels of oil equivalent ($/boe) (1)
Sales price (2)	$47.97	$53.88	$44.52	$50.86	$41.13
Royalties	6.10	7.07	4.34	6.58	4.24
Production expense	10.55	11.67	12.21	11.09	11.98
Netback	$31.32	$35.14	$27.97	$33.19	$24.91

(1)	Amounts expressed on a per unit basis are based on sales volumes.

(2)	Net of transportation and blending costs and excluding risk management activities.

(3)	Natural gas royalties for 2009 reflect the impact of natural gas physical sales contracts.

20	Canadian Natural Resources Limited

PRODUCT PRICES – CONVENTIONAL

	Three Months Ended			Six Months Ended
	Jun 30 2010	Mar 31 2010	Jun 30 2009	Jun 30 2010	Jun 30 2009
Crude oil and NGLs ($/bbl) (1) (2)
North America	$60.35	$66.18	$57.97	$63.15	$47.25
North Sea	$79.30	$80.53	$65.52	$79.95	$60.85
Offshore West Africa	$79.21	$79.30	$63.00	$79.25	$58.00
Company average	$63.62	$68.76	$59.56	$66.10	$50.12

Natural gas ($/mcf) (1) (2)
North America	$3.85	$5.20	$4.06	$4.51	$4.76
North Sea	$3.33	$4.30	$3.84	$3.93	$4.06
Offshore West Africa	$5.14	$5.56	$7.34	$5.42	$7.09
Company average	$3.86	$5.19	$4.11	$4.52	$4.78

Company average ($/boe) (1) (2)	$47.97	$53.88	$44.52	$50.86	$41.13

(1)	Amounts expressed on a per unit basis are based on sales volumes.

(2)	Net of transportation and blending costs and excluding risk management activities.

North America

North America realized crude oil prices increased 34% to average $63.15 per bbl for the six months ended June 30, 2010 from $47.25 per bbl for the six months ended June 30, 2009. Realized crude oil prices increased 4% to average $60.35 per bbl for the second quarter of 2010 from $57.97 per bbl for the second quarter of 2009, and decreased 9% from $66.18 per bbl for the prior quarter. The increase from the comparable periods in 2009 was primarily a result of increased WTI benchmark pricing and the impact of the narrow Heavy Differential, partially offset by the impact of the stronger Canadian dollar relative to the US dollar. The decrease in prices from the prior quarter was a result of lower WTI benchmark pricing and the widening heavy oil differential.

The Company continues to focus on its crude oil marketing strategy, and in the second quarter of 2010 contributed approximately 165,000 bbl/d of heavy crude oil blends to the WCS stream.

In the first quarter of 2010, the Company announced, together with North West Upgrading Inc., the submission of a joint proposal to the Alberta Government to construct and operate a bitumen refinery near Redwater, Alberta under the Alberta Royalty Framework’s Bitumen Royalty In Kind (“BRIK”) program. In the second quarter, the Government of Alberta announced that the proposal had been selected for exclusive negotiations following a comprehensive review. Further project development is dependent upon successful completion of these negotiations on commercially acceptable terms and final project sanction by the respective parties.

North America realized natural gas prices decreased 5% to average $4.51 per mcf for the six months ended June 30, 2010 from $4.76 per mcf for the six months ended June 30, 2009. Realized natural gas prices decreased 5% to average $3.85 per mcf for the second quarter of 2010 from $4.06 per mcf for the second quarter of 2009, and 26% from $5.20 per mcf for the prior quarter. The decrease in natural gas prices from the second quarter of 2009 was primarily related to lower benchmark prices due to lower demand and high storage levels, and the impact of the stronger Canadian dollar relative to the US dollar. The decrease in natural gas prices from the prior quarter was primarily related to lower benchmark prices due to high storage levels.

Canadian Natural Resources Limited	21

Comparisons of the prices received for the Company’s North America conventional production by product type were as follows:

(Quarterly Average)	Jun 30 2010	Mar 31 2010	Jun 30 2009
Wellhead Price (1) (2)
Light/medium crude oil and NGLs ($/bbl)	$68.13	$72.15	$56.00
Pelican Lake crude oil ($/bbl)	$60.38	$66.04	$59.94
Primary heavy crude oil ($/bbl)	$60.26	$66.45	$58.08
Thermal heavy crude oil ($/bbl)	$56.53	$62.08	$58.22
Natural gas ($/mcf)	$3.85	$5.20	$4.06

(1)	Amounts expressed on a per unit basis are based on sales volumes.

(2)	Net of transportation and blending costs and excluding risk management activities.

North Sea

North Sea realized crude oil prices increased 31% to average $79.95 per bbl for the six months ended June 30, 2010 from $60.85 per bbl for the six months ended June 30, 2009. Realized crude oil prices increased 21% to average $79.30 per bbl for the second quarter of 2010 from $65.52 per bbl for the second quarter of 2009, and decreased 2% from $80.53 per bbl for the prior quarter. The increase in realized crude oil prices in the North Sea from the comparable periods in 2009 was primarily the result of increased Brent benchmark pricing, partially offset by the impact of the stronger Canadian dollar.

Offshore West Africa

Offshore West Africa realized crude oil prices increased 37% to average $79.25 per bbl for the six months ended June 30, 2010 from $58.00 per bbl for the six months ended June 30, 2009. Realized crude oil prices increased 26% to average $79.21 per bbl for the second quarter of 2010 from $63.00 per bbl for the second quarter of 2009, and were comparable to the prior quarter. The increase in realized crude oil prices in Offshore West Africa from the comparable periods in 2009 was primarily the result of increased Brent benchmark pricing, partially offset by the impact of the stronger Canadian dollar. Realized crude oil prices in Offshore West Africa were also impacted by the timing of liftings from each field.

22	Canadian Natural Resources Limited

ROYALTIES – CONVENTIONAL

	Three Months Ended			Six Months Ended
	Jun 30 2010	Mar 31 2010	Jun 30 2009	Jun 30 2010	Jun 30 2009
Crude oil and NGLs ($/bbl) (1)
North America	$10.42	$12.13	$8.83	$11.24	$6.59
North Sea	$0.18	$0.17	$0.11	$0.17	$0.12
Offshore West Africa	$4.29	$2.69	$5.82	$3.56	$4.62
Company average	$8.95	$10.08	$7.27	$9.50	$5.57

Natural gas ($/mcf) (1)
North America (2)	$0.25	$0.41	$0.05	$0.33	$0.39
Offshore West Africa	$0.26	$0.19	$0.63	$0.21	$0.56
Company average	$0.25	$0.41	$0.06	$0.33	$0.39

Company average ($/boe) (1)	$6.10	$7.07	$4.34	$6.58	$4.24

Percentage of revenue (3)
Crude oil and NGLs	14%	15%	12%	14%	11%
Natural gas (2)	6%	8%	2%	7%	8%
Boe	13%	13%	10%	13%	10%

(1)	Amounts expressed on a per unit basis are based on sales volumes.

(2)	Natural gas royalties for 2009 reflect the impact of natural gas physical sales contracts.

(3)	Net of transportation and blending costs and excluding risk management activities.

North America

North America royalties for the six months ended June 30, 2010 compared to 2009 reflect stronger realized commodity prices and the impact of the changes under the ARF.

Crude oil and NGLs royalties averaged approximately 17% of revenues for the second quarter of 2010, compared to 15% for the second quarter in 2009 and 18% for the prior quarter. Crude oil and NGLs royalties per bbl are anticipated to average 17% to 19% of gross revenue for 2010.

Natural gas royalties averaged approximately 6% of revenues for the second quarter of 2010 compared to 2% for the second quarter of 2009 and 8% for the prior quarter. The increase in natural gas royalty rates for the second quarter of 2010 compared to the prior year was primarily due to higher benchmark pricing and the impact of fixed-price natural gas sales contracts in 2009. Natural gas royalties are anticipated to average 6% to 8% of gross revenue for 2010.

Offshore West Africa

Under the terms of the Production Sharing Contracts, royalty rates fluctuate based on realized commodity pricing, capital costs, and the timing of liftings from each field. Royalty rates as a percentage of revenue averaged approximately 5% for the second quarter of 2010 compared to 9% for the second quarter of 2009 and 3% for the prior quarter. Offshore West Africa royalty rates are anticipated to average 6% to 8% of gross revenue for 2010.

Canadian Natural Resources Limited	23

PRODUCTION EXPENSE – CONVENTIONAL

	Three Months Ended			Six Months Ended
	Jun 30 2010	Mar 31 2010	Jun 30 2009	Jun 30 2010	Jun 30 2009
Crude oil and NGLs ($/bbl) (1)
North America	$11.75	$13.09	$15.29	$12.39	$14.93
North Sea	$21.35	$25.15	$27.36	$23.35	$25.22
Offshore West Africa	$18.33	$13.49	$10.45	$16.11	$10.99
Company average	$13.19	$14.56	$16.59	$13.85	$15.78

Natural gas ($/mcf) (1)
North America	$1.03	$1.17	$1.04	$1.10	$1.11
North Sea	$2.53	$3.54	$1.62	$3.15	$1.73
Offshore West Africa	$1.64	$1.63	$1.36	$1.63	$1.49
Company average	$1.05	$1.20	$1.05	$1.12	$1.12

Company average ($/boe) (1)	$10.55	$11.67	$12.21	$11.09	$11.98

(1)	Amounts expressed on a per unit basis are based on sales volumes.

North America

North America crude oil and NGLs production expense for the six months ended June 30, 2010 decreased 17% to $12.39 per bbl from $14.93 per bbl for the six months ended June 30, 2009. Production expense for the second quarter of 2010 decreased 23% to $11.75 per bbl from $15.29 per bbl for the second quarter of 2009 and 10% from $13.09 per bbl for the prior quarter. The decrease in production expense per barrel from the comparable periods was a result of higher production volumes and the lower cost of natural gas used for fuel. North America crude oil and NGLs production expense is anticipated to average $12.00 to $13.00 per barrel for 2010.

North America natural gas production expense for the six months ended June 30, 2010 averaged $1.10 per mcf and was comparable to the six months ended June 30, 2009. Production expense for the second quarter of 2010 averaged $1.03 per mcf and was comparable to the second quarter of 2009 and decreased 12% from $1.17 per mcf for the prior quarter. The decrease in production expense per mcf from the prior quarter was primarily a result of the Company’s focus on optimizing production and service costs and improving efficiency. North America natural gas production expense is anticipated to average $1.10 to $1.20 per mcf for 2010.

North Sea

North Sea crude oil production expense for the six months ended June 30, 2010 decreased 7% to $23.35 per bbl from $25.22 per bbl for the six months ended June 30, 2009. Production expense for the second quarter of 2010 decreased 22% to $21.35 per bbl from $27.36 per bbl for the second quarter of 2009 and 15% from $25.15 per bbl for the prior quarter. Production expense decreased on a per barrel basis from the comparable periods in 2009 due to lower maintenance activities and improved performance from the Ninian Platforms. Production expense decreased on a per barrel basis from the prior quarter due to one-time third party cost recoveries. The Company continues to focus on production costs, with guidance reduced to $28.00 to $31.00 per barrel. Production expense is anticipated to increase in the third quarter due to planned maintenance activity.

24	Canadian Natural Resources Limited

Offshore West Africa

Offshore West Africa crude oil production expense increased 47% to $16.11 per bbl from $10.99 per bbl for the six months ended June 30, 2009. Production expense for the second quarter of 2010 increased 75% to $18.33 per bbl from $10.45 per bbl for the second quarter of 2009 and 36% from $13.49 per bbl for the prior quarter. Production expense increased on a per barrel basis from the comparable periods in the prior year due to the timing of liftings for each field, including the impact of costs associated with the Olowi Field which has higher production costs than Espoir and Baobab. Production expense increased from the prior quarter due to increased liftings from the Olowi Field, and the planned shutdown at Espoir for facilities upgrades. Production expense is anticipated to average $14.00 to $16.00 per bbl for 2010.

DEPLETION, DEPRECIATION AND AMORTIZATION – CONVENTIONAL

	Three Months Ended			Six Months Ended
	Jun 30 2010	Mar 31 2010	Jun 30 2009	Jun 30 2010	Jun 30 2009
Expense ($ millions)	$740	$679	$631	$1,419	$1,292
$/boe (1)	$15.85	$14.52	$13.07	$14.81	$13.14

(1)	Amounts expressed on a per unit basis are based on sales volumes.

The increase in depletion, depreciation and amortization expense from the comparable periods in the prior year was due to higher production in North America, an increase in the estimated future costs to develop the Company’s proved undeveloped reserves in the North Sea, and recognition of depletion, depreciation and amortization expense due to increased liftings from the Olowi Field. The increase in depletion, depreciation and amortization expense from the prior quarter was primarily due to the impact of higher production in North America and higher depletion, depreciation and amortization expense due to increased liftings from the Olowi Field.

ASSET RETIREMENT OBLIGATION ACCRETION – CONVENTIONAL

	Three Months Ended			Six Months Ended
	Jun 30 2010	Mar 31 2010	Jun 30 2009	Jun 30 2010	Jun 30 2009
Expense ($ millions)	$21	$20	$18	$41	$35
$/boe (1)	$0.45	$0.43	$0.36	$0.43	$0.35

(1)	Amounts expressed on a per unit basis are based on sales volumes.

Asset retirement obligation accretion expense represents the increase in the carrying amount of the asset retirement obligation due to the passage of time.

Canadian Natural Resources Limited	25

OPERATING HIGHLIGHTS – OIL SANDS MINING AND UPGRADING

FINANCIAL METRICS

	Three Months Ended			Six Months Ended
($/bbl) (1)	Jun 30 2010	Mar 31 2010	Jun 30 2009	Jun 30 2010	Jun 30 2009
SCO sales price (2)	$75.97	$78.76	$65.40	$77.29	$65.40
Bitumen value for royalty purposes (3)	$52.67	$61.33	$54.00	$57.00	$54.00
Bitumen royalties (4)	$2.69	$2.83	$0.76	$2.76	$0.76

(1)	Amounts expressed on a per unit basis are based on sales volumes.

(2)	Net of transportation.

(3)	Calculated as the simple average of the monthly bitumen valuation methodology price.

(4)	Calculated based on actual bitumen royalties expensed during the period; divided by the corresponding SCO sales volumes.

The increase in SCO prices from the comparative periods in 2009 was primarily due to the increase in the WTI benchmark price, offset by the impact of the strengthening Canadian dollar. The decrease in the SCO price for the second quarter of 2010 compared to the prior quarter was primarily due to weakening in WTI pricing and a widening of the SCO differential to WTI. There is an active market for SCO throughout North America.

PRODUCTION COSTS

The following tables provide reconciliations of Oil Sands Mining and Upgrading production costs to the Segmented Information disclosed in note 13 to the Company’s unaudited interim consolidated financial statements.

	Three Months Ended			Six Months Ended
($ millions)	Jun 30 2010	Mar 31 2010	Jun 30 2009	Jun 30 2010	Jun 30 2009
Cash costs, excluding natural gas costs	$262	$299	$159	$561	$159
Natural gas costs	28	47	23	75	23
Total cash production costs	$290	$346	$182	$636	$182

	Three Months Ended			Six Months Ended
($/bbl) (1)	Jun 30 2010	Mar 31 2010	Jun 30 2009	Jun 30 2010	Jun 30 2009
Cash costs, excluding natural gas costs	$29.09	$37.29	$37.15	$32.96	$37.15
Natural gas costs	3.18	5.83	5.50	4.43	5.50
Total cash production costs	$32.27	$43.12	$42.65	$37.39	$42.65
Sales (bbl/d)	98,645	89,256	46,844	93,976	23,551

(1)	Amounts expressed on a per unit basis are based on sales volumes.

First sales from Horizon occurred in the second quarter of 2009.

Total cash production costs averaged $37.39 per bbl for the six months ended June 30, 2010 compared to $42.65 per bbl for the six months ended June 30, 2009. Total cash production costs averaged $32.27 per bbl in the second quarter of 2010 compared to $42.65 per bbl for the second quarter of 2009, and $43.12 in the prior quarter. The decrease in cash production costs from the comparative periods in 2009 and the prior quarter was primarily due to the Company’s focus on planned maintenance and operational optimization, and the stabilizing of production volumes at levels approaching plant capacity. As production volumes are targeted to stabilize throughout 2010, cash production costs are expected to decrease and be in line with the previously issued annual guidance of $31.00 to $37.00 per bbl for 2010.

26	Canadian Natural Resources Limited

During the third quarter, unplanned maintenance to repair localized pipe wall thinning in the amine unit resulted in a plant-wide shutdown. Annual production guidance targets have been revised to average between 90,000 and 100,000 bbl/d to reflect the impact of this outage.

	Three Months Ended			Six Months Ended
($ millions)	Jun 30 2010	Mar 31 2010	Jun 30 2009	Jun 30 2010	Jun 30 2009
Depreciation, depletion and amortization	$94	$90	$36	$184	$38
Asset retirement obligation accretion	5	6	6	11	8
Total	$99	$96	$42	$195	$46

	Three Months Ended			Six Months Ended
($/bbl) (1)	Jun 30 2010	Mar 31 2010	Jun 30 2009	Jun 30 2010	Jun 30 2009
Depreciation, depletion and amortization	$10.47	$11.22	$8.51	$10.82	$9.02
Asset retirement obligation accretion	0.62	0.69	1.47	0.65	1.96
Total	$11.09	$11.91	$9.98	$11.47	$10.98

(1)	Amounts expressed on a per unit basis are based on sales volumes.

Depletion, depreciation and amortization per barrel decreased in the second quarter of 2010, compared to the prior quarter, primarily due to the impact of increased production on the component of depreciation determined on a straight-line basis.

MIDSTREAM

	Three Months Ended			Six Months Ended
($ millions)	Jun 30 2010	Mar 31 2010	Jun 30 2009	Jun 30 2010	Jun 30 2009
Revenue	$21	$19	$17	$40	$36
Production expense	7	5	5	12	10
Midstream cash flow	14	14	12	28	26
Depreciation	2	2	2	4	4
Segment earnings before taxes	$12	$12	$10	$24	$22

Midstream operating results were consistent with the comparable periods.

ADMINISTRATION EXPENSE

	Three Months Ended			Six Months Ended
	Jun 30 2010	Mar 31 2010	Jun 30 2009	Jun 30 2010	Jun 30 2009
Expense ($ millions)	$60	$54	$47	$114	$94
$/boe (1)	$1.03	$0.99	$0.88	$1.01	$0.91

(1)	Amounts expressed on a per unit basis are based on sales volumes.

Administration expense for the six and three months ended June 30, 2010 increased from the comparative periods in 2009 due to higher staffing related costs. Administrative expense for the second quarter of 2010, compared to the prior quarter, was impacted by lower recoveries on a reduced capital program.

Canadian Natural Resources Limited	27

STOCK-BASED COMPENSATION EXPENSE

	Three Months Ended			Six Months Ended
($ millions)	Jun 30 2010	Mar 31 2010	Jun 30 2009	Jun 30 2010	Jun 30 2009
(Recovery) expense	$(58)	$(2)	$92	$(60)	$96

The Company recorded a $60 million ($60 million after-tax) stock-based compensation recovery for the six months ended June 30, 2010 primarily as a result of normal course graded vesting of options granted in prior periods, the impact of vested options exercised or surrendered during the period, and a 7% decrease in the Company’s share price (Company’s share price as at: June 30, 2010 – $35.33; March 31, 2010 - $37.59; December 31, 2009 – $38.00; June 30, 2009 – $30.60). For the six months ended June 30, 2010, the Company capitalized $1 million in stock-based compensation to Oil Sands Mining and Upgrading (June 30, 2009 – $7 million recovery). The stock-based compensation liability reflected the Company’s potential cash liability should all the vested options be surrendered for a cash payout at the market price on June 30, 2010.

The Company’s stock option plan provides current employees with the right to receive common shares or a direct cash payment in exchange for options surrendered. As a result of recently proposed changes to Canadian income tax legislation related to the cash surrender of options, the Company anticipates that Canadian based employees will now choose to exercise their options to receive newly issued common shares rather than surrender their options for cash payment.

For the six months ended June 30, 2010, the Company paid $38 million for stock options surrendered for cash settlement (June 30, 2009 – $43 million).

INTEREST EXPENSE

	Three Months Ended			Six Months Ended
($ millions, except per boe amounts)	Jun 30 2010	Mar 31 2010	Jun 30 2009	Jun 30 2010	Jun 30 2009
Expense, gross	$114	$118	$130	$232	$273
Less: capitalized interest, Oil Sands Mining and Upgrading	5	7	6	12	92
Expense, net	$109	$111	$124	$220	$181
$/boe (1)	$1.88	$2.02	$2.36	$1.95	$1.76
Average effective interest rate	4.8%	4.7%	4.1%	4.8%	4.2%

(1)	Amounts expressed on a per unit basis are based on sales volumes.

Gross interest expense decreased from the comparable periods in 2009 primarily due to the impact of fluctuations in foreign exchange rates on US dollar denominated debt and lower variable interest rates and debt levels. The Company's average effective interest rate increased from the comparable periods in 2009 primarily due to an increased weighting of fixed versus floating rate debt, partially offset by lower variable interest rates.

28	Canadian Natural Resources Limited

RISK MANAGEMENT ACTIVITIES

The Company utilizes various derivative financial instruments to manage its commodity price, currency and interest rate exposures. These derivative financial instruments are not intended for trading or speculative purposes.

	Three Months Ended			Six Months Ended
($ millions)	Jun 30 2010	Mar 31 2010	Jun 30 2009	Jun 30 2010	Jun 30 2009
Crude oil and NGLs financial instruments	$15	$17	$(362)	$32	$(947)
Natural gas financial instruments	(78)	(18)	(1)	(96)	(33)
Foreign currency contracts and interest rate swaps	(28)	40	73	12	49
Realized (gain) loss	$(91)	$39	$(290)	$(52)	$(931)

Crude oil and NGLs financial instruments	$(151)	$(73)	$1,020	$(224)	$1,503
Natural gas financial instruments	94	(130)	(13)	(36)	(37)
Foreign currency contracts and interest rate swaps	(25)	(5)	(61)	(30)	(57)
Unrealized (gain) loss	$(82)	$(208)	$946	$(290)	$1,409
Net (gain) loss	$(173)	$(169)	$656	$(342)	$478

Complete details related to outstanding derivative financial instruments at June 30, 2010 are disclosed in note 11 to the Company’s unaudited interim consolidated financial statements.

Primarily due to changes in crude oil and natural gas forward pricing and the reversal of prior period unrealized gains and losses, the Company recorded a net unrealized gain of $290 million ($218 million after-tax) on its risk management activities for the six months ended June 30, 2010, including an $82 million ($64 million after-tax) net unrealized gain for the second quarter of 2010 (March 31, 2010 – unrealized gain of $208 million, $154 million after-tax; June 30, 2009 – unrealized loss of $946 million, $676 million after-tax).

FOREIGN EXCHANGE

	Three Months Ended			Six Months Ended
($ millions)	Jun 30 2010	Mar 31 2010	Jun 30 2009	Jun 30 2010	Jun 30 2009
Net realized (gain) loss	$(9)	$(10)	$74	$(19)	$59
Net unrealized loss (gain) (1)	165	(150)	(320)	15	(182)
Net loss (gain)	$156	$(160)	$(246)	$(4)	$(123)

(1)	Amounts are reported net of the hedging effect of cross currency swaps.

The net unrealized foreign exchange loss for the six months ended June 30, 2010 was primarily due to the weakening Canadian dollar with respect to US dollar debt, and the impact of the re-measurement of North Sea future income tax liabilities denominated in UK pounds sterling. The net unrealized loss (gain) for the respective periods was partially offset by cross currency swaps (three months ended June 30, 2010 – unrealized gain of $91 million, March 31, 2010 – unrealized loss of $59 million, June 30, 2009 – unrealized loss of $186 million; six months ended June 30, 2010 – unrealized gain of $32 million, June 30, 2009 – unrealized loss of $118 million). The net realized foreign exchange gain for the six months ended June 30, 2010 was primarily due to foreign exchange rate fluctuations on settlement of working capital items denominated in US dollars or UK pounds sterling. The Canadian dollar ended the second quarter at US$0.9429 (March 31, 2010 – US$0.9846; December 31, 2009 – US$0.9555; June 30, 2009 – US$0.8602).

Canadian Natural Resources Limited	29

TAXES

	Three Months Ended			Six Months Ended
($ millions, except income tax rates)	Jun 30 2010	Mar 31 2010	Jun 30 2009	Jun 30 2010	Jun 30 2009
Current	$29	$32	$49	$61	$56
Deferred	5	7	(2)	12	(5)
Taxes other than income tax	$34	$39	$47	$73	$51

North America (1)	$139	$129	$5	$268	$10
North Sea	43	53	65	96	163
Offshore West Africa	9	6	17	15	31
Current income tax	191	188	87	379	204
Future income tax expense (recovery)	71	195	(201)	266	(257)
	262	383	(114)	645	(53)
Income tax rate and other legislative changes (2)	–	(83)	–	(83)	19
	$262	$300	$(114)	$562	$(34)
Effective income tax rate on adjusted net earnings from operations	27.9%	26.0%	16.8%	27.0%	21.5%

(1)	Includes North America Conventional Crude Oil and Natural Gas, Midstream, and Oil Sands Mining and Upgrading segments.

(2)
During the first quarter of 2010, the Canadian Federal budget proposed changes to the taxation of stock options surrendered by employees for cash payments. As a result of the proposed changes, the Company anticipates that Canadian based employees will no longer surrender their options for cash payments, resulting in a loss of income tax deductions for the Company. The impact of this change was an $83 million charge to future income tax expense during the first quarter. Income tax rate changes in the first quarter of 2009 include the effect of a recovery of $19 million due to British Columbia corporate income tax rate reductions substantively enacted or enacted.

Taxes other than income tax primarily includes current and deferred Petroleum Revenue Tax (“PRT”), which is charged on certain fields in the North Sea at the rate of 50% of net operating income, after allowing for certain deductions including related capital and abandonment expenditures.

Taxable income from the conventional crude oil and natural gas business in Canada is primarily generated through partnerships, with the related income taxes payable in subsequent periods. North America current income taxes have been provided on the basis of this corporate structure. In addition, current income taxes in each business segment will vary depending on available income tax deductions related to the nature, timing and amount of capital expenditures incurred in any particular year.

The Company is subject to income tax reassessments arising in the normal course. The Company does not believe that any liabilities ultimately arising from these reassessments will be material.

For 2010, based on budgeted prices and the current availability of tax pools, the Company expects to incur current income tax expense in Canada of $525 million to $575 million and in the North Sea and Offshore West Africa of $210 million to $250 million.

30	Canadian Natural Resources Limited

NET CAPITAL EXPENDITURES (1)

	Three Months Ended			Six Months Ended
($ millions)	Jun 30 2010	Mar 31 2010	Jun 30 2009	Jun 30 2010	Jun 30 2009
Expenditures on property, plant and equipment
Net property acquisitions (dispositions)	$949	$36	$(2)	$985	$25
Land acquisition and retention	37	38	18	75	31
Seismic evaluations	19	33	11	52	39
Well drilling, completion and equipping	249	442	194	691	692
Production and related facilities	176	382	230	558	520
Total net reserve replacement expenditures	1,430	931	451	2,361	1,307
Oil Sands Mining and Upgrading:
Horizon Phase 1 construction costs	–	–	(59)	–	69
Horizon Phase 1 commissioning and other costs	–	–	46	–	202
Horizon Phases 2/3 construction costs	56	71	22	127	41
Capitalized interest, stock-based compensation and other	39	9	(4)	48	75
Sustaining capital	27	18	4	45	4
Total Oil Sands Mining and Upgrading (2)	122	98	9	220	391
Midstream	1	–	–	1	5
Abandonments (3)	15	39	10	54	19
Head office	5	4	3	9	7
Total net capital expenditures	$1,573	$1,072	$473	$2,645	$1,729
By segment
North America	$1,350	$809	$270	$2,159	$869
North Sea	29	23	40	52	82
Offshore West Africa	50	99	141	149	356
Other	1	–	–	1	–
Oil Sands Mining and Upgrading	122	98	9	220	391
Midstream	1	–	–	1	5
Abandonments (3)	15	39	10	54	19
Head office	5	4	3	9	7
Total	$1,573	$1,072	$473	$2,645	$1,729

(1) The net capital expenditures exclude adjustments related to differences between carrying value and tax value, and other fair value adjustments.

(2) Net expenditures for the Oil Sands Mining and Upgrading assets also include the impact of intersegment eliminations.

(3) Abandonments represent expenditures to settle asset retirement obligations and have been reflected as capital expenditures in this table.

Canadian Natural Resources Limited	31

The Company’s strategy is focused on building a diversified asset base that is balanced among various products. In order to facilitate efficient operations, the Company concentrates its activities in core regions where it can dominate the land base and infrastructure. The Company focuses on maintaining its land inventories to enable the continuous exploitation of play types and geological trends, greatly reducing overall exploration risk. By dominating infrastructure, the Company is able to maximize utilization of its production facilities, thereby increasing control over production costs.

Net capital expenditures for the six months ended June 30, 2010 were $2,645 million compared to $1,729 million for the six months ended June 30, 2009. Net capital expenditures for the second quarter of 2010 were $1,573 million compared to $473 million for the second quarter of 2009 and $1,072 million in the prior quarter. The increase in capital expenditures reflects the purchase of crude oil and natural gas producing properties and undeveloped land in the Company’s core regions in Western Canada.

Drilling Activity (number of wells)

	Three Months Ended			Six Months Ended
	Jun 30 2010	Mar 31 2010	Jun 30 2009	Jun 30 2010	Jun 30 2009
Net successful natural gas wells	10	45	–	55	64
Net successful crude oil wells	92	243	94	335	187
Dry wells	2	14	4	16	19
Stratigraphic test / service wells	9	297	7	306	243
Total	113	599	105	712	513
Success rate (excluding stratigraphic test / service wells)	98%	95%	96%	96%	93%

North America

North America, excluding Oil Sands Mining and Upgrading, accounted for approximately 84% of the total capital expenditures for the six months ended June 30, 2010 compared to approximately 52% for the six months ended June 30, 2009.

During the second quarter of 2010, the Company targeted 11 net natural gas wells, including 7 wells in Northeast British Columbia, 3 wells in Northwest Alberta and 1 well in the Southern Plains region. The Company also targeted 91 net crude oil wells. The majority of these wells were concentrated in the Company’s crude oil Northern Plains region where 38 heavy crude oil wells, 44 Pelican Lake crude oil wells, and 6 thermal crude oil wells were drilled. Another 3 wells targeting light crude oil were drilled outside the Northern Plains region.

As part of the phased expansion of its In Situ Oil Sands Assets, the Company is continuing to develop its Primrose thermal projects. Overall Primrose thermal production for the second quarter of 2010 averaged approximately 96,000 bbl/d, compared to approximately 63,000 bbl/d for the second quarter of 2009 and approximately 76,000 bbl/d for the prior quarter. The Primrose East expansion was completed and first steaming commenced in September 2008, with first production achieved in the first quarter of 2009. During the first quarter of 2009, operational issues on one of the pads caused steaming to cease on all well pads in the Primrose East project area. The Company is continuing to work with regulators to commence normal steaming.

The next planned phase of the Company’s In Situ Oil Sands Assets expansion is the Kirby Project. Final project scope and corporate sanction is targeted for late 2010. Currently the Company is proceeding with the detailed engineering and design work.

Development of new pads and tertiary recovery conversion projects at Pelican Lake continued as expected throughout the second quarter of 2010. Drilling included 44 horizontal wells in the second quarter. The response from the water and polymer flood projects continues to be positive. Pelican Lake production averaged approximately 37,000 bbl/d for the second and first quarter of 2010, compared to approximately 36,000 bbl/d for the second quarter of 2009.

For the third quarter of 2010, the Company’s overall planned drilling activity in North America is expected to be comprised of 25 natural gas wells and 330 crude oil wells, excluding stratigraphic and service wells.

32	Canadian Natural Resources Limited

Oil Sands Mining and Upgrading

Limited Phase 2/3 spending during the second quarter continued to be focused on the construction of the third Ore Preparation Plant, completion of the Mine Maintenance Shop and additional product tankage.

North Sea

In the second quarter of 2010, the Company continued drilling on the Ninian South Platform, with an injection well in progress at quarter end. The Company continues to focus on developing and high grading its inventory of drilling locations for future execution.

Offshore West Africa

During the second quarter of 2010, final commissioning of Platform B at the Olowi Field was completed and first crude oil production was achieved as planned in April. Drilling continued with 1.9 net crude oil wells completed during the quarter. By the end of the second quarter a total of 3.7 net wells were on production from Platform B. The Company is targeting to commission and have onstream a further 1.9 net wells in the third quarter and begin drilling operations on Platform A.

At Espoir the facilities upgrades were completed during the second quarter. The associated production uplift from the upgrades is anticipated in the third quarter of 2010.

LIQUIDITY AND CAPITAL RESOURCES
($ millions, except ratios)	Jun 30 2010	Mar 31 2010	Dec 31 2009	Jun 30 2009
Working capital (deficit) (1)	$(245)	$(534)	$(514)	$(113)
Long-term debt (2)	$9,335	$8,939	$9,658	$11,987

Share capital	$3,006	$2,939	$2,834	$2,816
Retained earnings	18,066	17,481	16,696	15,697
Accumulated other comprehensive (loss) income	(13)	(152)	(104)	75
Shareholders’ equity	$21,059	$20,268	$19,426	$18,588

Debt to book capitalization (2) (3)	31%	31%	33%	39%
Debt to market capitalization (2) (4)	20%	18%	19%	27%
After tax return on average common shareholders’ equity (5)	13%	11%	8%	30%
After tax return on average capital employed (2) (6)	10%	8%	6%	18%

(1)	Calculated as current assets less current liabilities, excluding the current portion of long-term debt.

(2)	Long-term debt is stated at its carrying value, net of fair value adjustments, original issue discounts and transaction costs.

(3)	Calculated as current and long-term debt; divided by the book value of common shareholders’ equity plus current and long-term debt.

(4)	Calculated as current and long-term debt; divided by the market value of common shareholders’ equity plus current and long-term debt.

(5)	Calculated as net earnings for the twelve month trailing period; as a percentage of average common shareholders’ equity for the period.

(6)	Calculated as net earnings plus after-tax interest expense for the twelve month trailing period; as a percentage of average capital employed for the period.

Canadian Natural Resources Limited	33

At June 30, 2010, the Company’s capital resources consist primarily of cash flow from operations, available bank credit facilities and access to debt capital markets. Cash flow from operations is dependent on factors discussed in the “Risks and Uncertainties” section of the Company’s December 31, 2009 annual MD&A. The Company’s ability to renew existing bank credit facilities and raise new debt is also dependent upon these factors, as well as maintaining an investment grade debt rating and the condition of capital and credit markets. The Company continues to believe that its internally generated cash flow from operations supported by the implementation of its on-going hedge policy, the flexibility of its capital expenditure programs supported by its multi-year financial plans, its existing bank credit facilities, and its ability to raise new debt on commercially acceptable terms, will provide sufficient liquidity to sustain its operations in the short, medium and long term and support its growth strategy.

At June 30, 2010, the Company had $2,470 million of available credit under its bank credit facilities. The Company’s current debt ratings are BBB (high) with a stable trend by DBRS Limited, Baa2 with a stable outlook by Moody’s Investors Service, Inc., and BBB with a positive outlook by Standard & Poor’s Corporation.

Further details related to the Company’s long-term debt at June 30, 2010 are discussed in note 4 to the Company’s unaudited interim consolidated financial statements.

Long-term debt was $9,335 million at June 30, 2010, resulting in a debt to book capitalization ratio of 31% (March 31, 2010 – 31%; December 31, 2009 – 33%; June 30, 2009 – 39%). This ratio is below the 35% to 45% internal range utilized by management. This range may be exceeded in periods when a combination of capital projects, acquisitions, and lower commodity prices occur. The Company may be below the low end of the targeted range when cash flow from operating activities is greater than current investment activities. The Company remains committed to maintaining a strong balance sheet and flexible capital structure. The Company has hedged a portion of its crude oil and natural gas production for 2010 at prices that protect investment returns to ensure ongoing balance sheet strength and the completion of its capital expenditure programs.

The Company’s commodity hedging program reduces the risk of volatility in commodity prices and supports the Company’s cash flow for its capital expenditures programs. This program currently allows for the hedging of up to 60% of the near 12 months budgeted production and up to 40% of the following 13 to 24 months estimated production. For the purpose of this program, the purchase of put options is in addition to the above parameters. As at June 30, 2010, in accordance with the policy, approximately 34% of budgeted crude oil volumes and approximately 34% of budgeted natural gas volumes were hedged using collars for the remainder of 2010.

Further details related to the Company’s commodity related derivative financial instruments outstanding at June 30, 2010 are discussed in note 11 to the Company’s unaudited interim consolidated financial statements.

Share capital and share split

The Company’s shareholders passed a Special Resolution subdividing the common shares of the Company on a two-for-one basis at the Company’s Annual and Special Meeting held on May 6, 2010 with such subdivision taking effect on May 21, 2010. All common share, per common share, and stock option amounts have been restated to reflect the share split.

As at June 30, 2010, there were 1,089,238,000 common shares outstanding and 57,754,000 stock options outstanding. As at August 4, 2010, the Company had 1,089,373,000 common shares outstanding and 57,287,000 stock options outstanding.

On March 3, 2010, the Company’s Board of Directors approved an increase in the annual dividend paid by the Company to $0.30 per common share for 2010. The increase represented a 43% increase from 2009, recognizes the stability of the Company’s cash flow, and provides a return to Shareholders. The dividend policy undergoes a periodic review by the Board of Directors and is subject to change.

In 2010, the Company announced a Normal Course Issuer Bid to purchase, through the facilities of the Toronto Stock Exchange (“TSX”) and the New York Stock Exchange (“NYSE”), during the 12 month period commencing April 6, 2010 and ending April 5, 2011, up to 27,163,940 common shares or 2.5% of the common shares of the Company outstanding at March 17, 2010. As at August 4, 2010, no common shares had been purchased for cancellation.

34	Canadian Natural Resources Limited

COMMITMENTS AND OFF BALANCE SHEET ARRANGEMENTS

In the normal course of business, the Company has entered into various commitments that will have an impact on the Company’s future operations. As at June 30, 2010, no entities were consolidated under the Canadian Institute of Chartered Accountants Handbook Accounting Guideline 15, “Consolidation of Variable Interest Entities”. The following table summarizes the Company’s commitments as at June 30, 2010:

($ millions)	Remaining 2010	2011	2012	2013	2014	Thereafter
Product transportation and pipeline	$121	$207	$176	$150	$149	$1,088
Offshore equipment operating leases	$90	$127	$104	$103	$102	$265
Offshore drilling	$34	$–	$–	$–	$–	$–
Asset retirement obligations (1)	$8	$20	$21	$31	$39	$6,626
Long-term debt (2)	$400	$424	$371	$824	$371	$5,492
Interest expense (3)	$239	$456	$420	$374	$354	$4,844
Office leases	$12	$20	$3	$3	$3	$4
Other	$145	$66	$24	$14	$12	$36

(1)
Amounts represent management’s estimate of the future undiscounted payments to settle asset retirement obligations related to resource properties, facilities, and production platforms, based on current legislation and industry operating practices. Amounts disclosed for the period 2010 – 2014 represent the estimated minimum expenditures required to meet these obligations. Actual expenditures in any particular year may exceed these minimum amounts.

(2)
The long-term debt represents principal repayments only and does not reflect fair value adjustments, original issue discounts or transaction costs. No debt repayments are reflected for $1,472 million of revolving bank credit facilities due to the extendable nature of the facilities.

(3)
Interest expense amounts represent the scheduled fixed rate and variable rate cash payments related to long-term debt. Interest on variable rate long-term debt was estimated based upon prevailing interest rates and foreign exchange rates as at June 30, 2010.

LEGAL PROCEEDINGS AND OTHER CONTINGENCIES

The Company is defendant and plaintiff in a number of legal actions. In addition, the Company is subject to certain contractor construction claims. The Company believes that any liabilities that might arise pertaining to any such matters would not have a material effect on its consolidated financial position.

CRITICAL ACCOUNTING ESTIMATES AND CHANGE IN ACCOUNTING POLICIES

The preparation of financial statements requires the Company to make judgments, assumptions and estimates in the application of generally accepted accounting principles that have a significant impact on the financial results of the Company. Actual results could differ from those estimates. A comprehensive discussion of the Company’s significant accounting policies is contained in the MD&A and the audited consolidated financial statements for the year ended December 31, 2009.

For the impact of new accounting standards, refer to note 2 of the unaudited interim consolidated financial statements as at June 30, 2010.

INTERNATIONAL FINANCIAL REPORTING STANDARDS

In February 2008, the CICA’s Accounting Standards Board confirmed that Canadian publicly accountable enterprises will be required to adopt International Financial Reporting Standards (“IFRS”) as promulgated by the International Accounting Standards Board (“IASB”) in place of Canadian GAAP effective January 1, 2011.

The Company has established a formal IFRS project governance structure. The structure includes a Steering Committee, which consists of senior levels of management from finance and accounting, operations and information technology (“IT”). The Steering Committee provides regular updates to the Company’s Management and the Audit Committee of the Board of Directors.

Canadian Natural Resources Limited	35

The Company’s IFRS conversion project has been broken down into the following phases:

▪	Phase 1 Diagnostic – identification of potential accounting and reporting differences between Canadian GAAP and IFRS.

▪	Phase 2 Planning – establishment of project governance, processes, resources, budget and timeline.

▪	Phase 3 Policy Delivery and Documentation – establishment of accounting policies under IFRS.

▪	Phase 4 Policy Implementation – establishment of processes for accounting and reporting, IT change requirements, and education.

▪	Phase 5 Sustainment – ongoing compliance with IFRS after implementation.

The Company has completed the Diagnostic and Planning phases (Phases 1 and 2). Significant differences were identified in accounting for Property, Plant & Equipment (“PP&E”), including exploration costs, depletion and depreciation, capitalized interest, impairment testing, and asset retirement obligations. Other significant differences were noted in accounting for stock-based compensation, risk management activities, and income taxes. The Company is finalizing the necessary research to develop and document IFRS policies to address the major differences noted (Phase 3). A summary of the significant differences identified is included below. At this time, the impact on the Company’s future financial position and results of operations is not reasonably determinable. In addition, certain IFRS standards are expected to change prior to adoption in 2011, and the impact of these potential changes is not known.

The Company has identified, developed and tested system processes and changes required to capture data required for IFRS accounting and reporting (Phase 4), including 2010 requirements to capture both Canadian GAAP and IFRS data. IT system changes are substantially complete and implemented as at June 30, 2010.

Summary of Identified IFRS Accounting Policy Differences

Property, Plant & Equipment

Adoption of IFRS will significantly impact the Company’s accounting policies for PP&E. For Canadian GAAP purposes, the Company follows the full cost method of accounting for its conventional crude oil and natural gas properties and equipment as prescribed by Accounting Guideline 16 (“AcG16”). Application of the full cost method of accounting is discussed in the “Critical Accounting Estimates” section of the 2009 annual MD&A. Significant differences in accounting for PP&E under IFRS include:

▪	Pre-exploration costs must be expensed. Under full cost accounting, these costs are currently included in the country cost centre.

▪
Exploration and evaluation costs will be initially capitalized as exploration and evaluation assets. Once technical feasibility and commercial viability of reserves is established for an area, the costs will be transferred to PP&E. If technically feasible and commercially viable reserves are not established for a new area, the costs must be expensed. Under full cost accounting, exploration and evaluation costs are currently disclosed as PP&E but withheld from depletion. Costs are transferred to the depletable assets when proved reserves are assigned or when it is determined that the costs are impaired.

▪	PP&E for producing properties will be depreciated at an asset level. Under full cost accounting, PP&E is depleted on a country cost centre basis.

▪	Interest directly attributable to the acquisition or construction of a qualifying asset must be capitalized to the cost of the asset. Under Canadian GAAP, capitalization of interest is not required.

▪
Impairment of PP&E will be tested at a cash generating unit level (the lowest level at which cash inflows can be separately identified). Under full cost accounting, impairment is tested at the country cost centre level.

IFRS 1 “First-time Adoption of International Financial Reporting Standards” issued by the IASB includes a transition exemption for oil and gas companies following full cost accounting under their previous GAAP. The transition exemption allows full cost companies to allocate their existing full cost PP&E balances using reserve values or volumes to IFRS compliant units of account without requiring retroactive adjustment, subject to an initial impairment test. The Company intends to adopt this transition exemption. After initial adoption, future impairment charges may be reversed.

36	Canadian Natural Resources Limited

Asset Retirement Obligations

Canadian GAAP accounting requirements for asset retirement obligations (“ARO”) are discussed in the “Critical Accounting Estimates” section of the 2009 annual MD&A. A significant difference in accounting for ARO under IFRS is that the liability must be re-measured at each balance sheet date using the current discount rates, whereas under Canadian GAAP the discount rates do not change once the liability is recorded. On transition to IFRS, the change in ARO liability on PP&E for which the full cost exemption above is applied must be recorded in retained earnings. For the change in ARO liability on other non-full cost PP&E, the change will be adjusted to PP&E in accordance with the general exemption for decommissioning liabilities included in IFRS 1. In future periods, the impact of changes in discount rates on the ARO liability for all PP&E is adjusted to PP&E.

Stock-based Compensation

Under Canadian GAAP, the Company’s stock option plan liability is valued using the intrinsic value method, calculated as the amount by which the market price of the Company’s shares exceeds the exercise price of the option for vested options. Under IFRS, the stock option plan liability must be measured using a fair value option pricing model such as the Black-Scholes model. The Company intends to utilize the exemption in IFRS 1 under which options that were settled prior to January 1, 2010 will not have to be retrospectively restated. On transition to IFRS, the change in stock-based compensation liability must be recorded in retained earnings.

Petroleum Revenue Tax

Under Canadian GAAP, the liability for the UK PRT is estimated using proved and probable reserves and future prices and costs, and apportioned to accounting periods over the life of the field on the basis of total estimated future operating income. Under IFRS, the PRT liability will be estimated using the balance sheet method in accordance with IAS 12 Income Taxes, where the liability is based on temporary differences in balance sheet assets and liabilities versus their tax basis. On transition to IFRS, the change in PRT liability must be recorded in retained earnings.

Income Taxes

Both Canadian GAAP and IFRS follow the liability method of accounting for income taxes, where tax liabilities and assets are recognized on temporary differences. However, there are certain exceptions to the treatment of temporary differences under IFRS that may result in an adjustment to the Company’s future tax liability under IFRS. In addition, the Company’s future tax liability will be impacted by the tax effects of any changes noted in the above areas. On transition to IFRS, the change in future income tax liability must be recorded in retained earnings.

Other IFRS 1 Exemptions

The Company also intends to adopt the following IFRS 1 transition exemptions:

▪
The Company intends to elect to reset the foreign currency translation adjustment to zero by transferring the Canadian GAAP balance to retained earnings on January 1, 2010, rather than retrospectively restating the balance.

▪	The Company intends to adopt the IFRS 1 election to not restate business combinations entered into prior to January 1, 2010.

Canadian Natural Resources Limited	37

SENSITIVITY ANALYSIS

The following table is indicative of the annualized sensitivities of cash flow from operations and net earnings from changes in certain key variables. The analysis is based on business conditions and sales volumes during the second quarter of 2010, excluding mark-to-market gains (losses) on risk management activities, and is not necessarily indicative of future results. Each separate line item in the sensitivity analysis shows the effect of a change in that variable only with all other variables being held constant.

	Cash flow from operations ($ millions)	Cash flow from operations (per common share, basic)	Net earnings ($ millions)	Net earnings (per common share, basic)
Price changes
Crude oil – WTI US$1.00/bbl (1)
Excluding financial derivatives	$137	$0.13	$105	$0.10
Including financial derivatives	$128	$0.12	$98	$0.09
Natural gas – AECO C$0.10/mcf (1)
Excluding financial derivatives	$31	$0.03	$23	$0.02
Including financial derivatives	$26	$0.02	$19	$0.02
Volume changes
Crude oil – 10,000 bbl/d	$171	$0.16	$98	$0.09
Natural gas – 10 mmcf/d	$9	$0.01	$1	$–
Foreign currency rate change
$0.01 change in US$ (1)
Including financial derivatives	$105 – 107	$0.10	$37 – 38	$0.03 – 0.04
Interest rate change – 1%	$10	$0.01	$10	$0.01

(1)	For details of outstanding financial instruments in place, refer to note 11 of the Company’s unaudited interim consolidated financial statements.

38	Canadian Natural Resources Limited

FINANCIAL STATEMENTS

Consolidated Balance Sheets

(millions of Canadian dollars, unaudited)	Jun 30 2010	Dec 31 2009

ASSETS
Current assets
Cash and cash equivalents	$19	$13
Accounts receivable	1,363	1,148
Inventory, prepaids and other	610	584
Future income tax	–	146
Current portion of other long-term assets (note 3)	108	–
	2,100	1,891
Property, plant and equipment (note 13)	40,107	39,115
Other long-term assets (note 3)	48	18
	$42,255	$41,024

LIABILITIES
Current liabilities
Accounts payable	$295	$240
Accrued liabilities	1,842	1,522
Future income tax	22	–
Current portion of other long-term liabilities (note 5)	186	643
	2,345	2,405
Long-term debt (note 4)	9,335	9,658
Other long-term liabilities (note 5)	1,753	1,848
Future income tax	7,763	7,687
	21,196	21,598
SHAREHOLDERS’ EQUITY
Share capital (note 7)	3,006	2,834
Retained earnings	18,066	16,696
Accumulated other comprehensive loss (note 8)	(13)	(104)
	21,059	19,426
	$42,255	$41,024

Commitments (note 12)

Canadian Natural Resources Limited	39

Consolidated Statements of Earnings

	Three Months Ended		Six Months Ended
(millions of Canadian dollars, except per common share amounts, unaudited)	Jun 30 2010	Jun 30 2009	Jun 30 2010	Jun 30 2009
Revenue	$3,614	$2,750	$7,194	$4,936
Less: royalties	(324)	(212)	(677)	(411)
Revenue, net of royalties	3,290	2,538	6,517	4,525
Expenses
Production	812	773	1,706	1,355
Transportation and blending	559	309	973	626
Depletion, depreciation and amortization	836	664	1,607	1,310
Asset retirement obligation accretion (note 5)	26	24	52	43
Administration	60	47	114	94
Stock-based compensation (recovery) expense (note 5)	(58)	92	(60)	96
Interest, net	109	124	220	181
Risk management activities (note 11)	(173)	656	(342)	478
Foreign exchange loss (gain)	156	(246)	(4)	(123)
	2,327	2,443	4,266	4,060
Earnings before taxes	963	95	2,251	465
Taxes other than income tax	34	47	73	51
Current income tax expense (note 6)	191	87	379	204
Future income tax expense (recovery) (note 6)	71	(201)	266	(257)
Net earnings	$667	$162	$1,533	$467
Net earnings per common share (note 10)
Basic and diluted	$0.61	$0.15	$1.41	$0.43

40	Canadian Natural Resources Limited

Consolidated Statements of Shareholders’ Equity

	Six Months Ended
(millions of Canadian dollars, unaudited)	Jun 30 2010	Jun 30 2009
Share capital (note 7)
Balance – beginning of period	$2,834	$2,768
Issued upon exercise of stock options	74	18
Previously recognized liability on stock options exercised for common shares	98	30
Balance – end of period	3,006	2,816
Retained earnings
Balance – beginning of period	16,696	15,344
Net earnings	1,533	467
Dividends on common shares (note 7)	(163)	(114)
Balance – end of period	18,066	15,697
Accumulated other comprehensive (loss) income (note 8)
Balance – beginning of period	(104)	262
Other comprehensive income (loss), net of taxes	91	(187)
Balance – end of period	(13)	75
Shareholders’ equity	$21,059	$18,588

Consolidated Statements of Comprehensive Income (Loss)
	Three Months Ended		Six Months Ended
(millions of Canadian dollars, unaudited)	Jun 30 2010	Jun 30 2009	Jun 30 2010	Jun 30 2009
Net earnings	$667	$162	$1,533	$467
Net change in derivative financial instruments designated as cash flow hedges
Unrealized gain (loss) during the period, net of taxes of $13 million (2009 – $2 million) – three months ended; $12 million (2009 – $4 million) – six months ended	89	(13)	84	(30)
Reclassification to net earnings, net of taxes of $1 million (2009 – $nil) – three months ended; $1 million (2009 – $1 million) – six months ended	(3)	(5)	(3)	(8)
	86	(18)	81	(38)
Foreign currency translation adjustment
Translation of net investment	53	(222)	10	(149)
Other comprehensive income (loss), net of taxes	139	(240)	91	(187)
Comprehensive income (loss)	$806	$(78)	$1,624	$280

Canadian Natural Resources Limited	41

Consolidated Statements of Cash Flows

	Three Months Ended		Six Months Ended
(millions of Canadian dollars, unaudited)	Jun 30 2010	Jun 30 2009	Jun 30 2010	Jun 30 2009
Operating activities
Net earnings	$667	$162	$1,533	$467
Non-cash items
Depletion, depreciation and amortization	836	664	1,607	1,310
Asset retirement obligation accretion	26	24	52	43
Stock-based compensation (recovery) expense	(58)	92	(60)	96
Unrealized risk management (gain) loss	(82)	946	(290)	1,409
Unrealized foreign exchange loss (gain)	165	(320)	15	(182)
Deferred petroleum revenue tax expense (recovery)	5	(2)	12	(5)
Future income tax expense (recovery)	71	(201)	266	(257)
Other	10	7	(16)	(6)
Abandonment expenditures	(15)	(10)	(54)	(19)
Net change in non-cash working capital	174	(110)	95	(113)
	1,799	1,252	3,160	2,743
Financing activities
Issue (repayment) of bank credit facilities, net	85	(398)	(443)	(506)
Repayment of senior unsecured notes	–	(34)	–	(34)
Issue of common shares on exercise of stock options	34	2	74	18
Dividends on common shares	(81)	(57)	(138)	(111)
Net change in non-cash working capital	38	32	1	(4)
	76	(455)	(506)	(637)
Investing activities
Expenditures on property, plant, and equipment	(1,561)	(470)	(2,594)	(1,717)
Net proceeds on sale of property, plant and equipment	3	7	3	7
Net expenditures on property, plant and equipment	(1,558)	(463)	(2,591)	(1,710)
Net change in non-cash working capital	(319)	(319)	(57)	(398)
	(1,877)	(782)	(2,648)	(2,108)
(Decrease) increase in cash and cash equivalents	(2)	15	6	(2)
Cash and cash equivalents – beginning of period	21	10	13	27
Cash and cash equivalents – end of period	$19	$25	$19	$25
Interest paid	$80	$92	$232	$276
Taxes paid (recovered)
Taxes other than income tax	$–	$25	$(6)	$–
Current income tax	$(40)	$(2)	$12	$41

42	Canadian Natural Resources Limited

Notes to the consolidated financial statements (tabular amounts in millions of Canadian dollars, unless otherwise stated, unaudited)

1.	ACCOUNTING POLICIES

The interim consolidated financial statements of Canadian Natural Resources Limited (the “Company”) include the Company and all of its subsidiaries and partnerships, and have been prepared following the same accounting policies as the audited consolidated financial statements of the Company as at December 31, 2009. The interim consolidated financial statements contain disclosures that are supplemental to the Company’s annual audited consolidated financial statements. Certain disclosures that are normally required to be included in the notes to the annual audited consolidated financial statements have been condensed. These interim financial statements should be read in conjunction with the Company’s audited consolidated financial statements and notes thereto for the year ended December 31, 2009.

Comparative Figures

Certain prior period figures have been reclassified to conform to the presentation adopted in 2010.

Common share, per common share, and stock option data has been restated to reflect the two-for-one share split in May 2010.

2.	CHANGES IN ACCOUNTING POLICIES

International Financial Reporting Standards

In February 2008, the Canadian Institute of Chartered Accountants’ Accounting Standards Board confirmed that Canadian publicly accountable entities will be required to adopt International Financial Reporting Standards (“IFRS”) as promulgated by the International Accounting Standards Board in place of generally accepted accounting principles in Canada (“GAAP”) effective January 1, 2011. The Company has assessed those accounting policies that will be affected by the change to IFRS and continues to assess the potential impact of these changes on its financial position and results of operations.

Recently issued accounting standards under Canadian GAAP

The following standards will be effective for the Company’s year beginning on January 1, 2011:

Business Combinations, Consolidated Financial Statements and Non-Controlling Interests

Section 1582 – “Business Combinations”, 1601 – “Consolidated Financial Statements”, and 1602 – “Non-Controlling Interests” replace Section 1581 – “Business Combinations”, and 1600 – “Consolidated Financial Statements”. The new standards are the Canadian equivalent of IFRS 3 “Business Combinations” and IAS 27 “Consolidated and Separate Financial Statements”. Section 1582 is effective for business combinations for acquisition dates on or after January 1, 2011. Earlier adoption is permitted, provided all three new standards are adopted simultaneously. Section 1582 requires equity instruments issued as part of the purchase consideration to be measured at fair value at the acquisition date, rather than the date when the acquisition was agreed to and announced. In addition, most acquisition costs are expensed as incurred, instead of being included in the purchase consideration. The new standard also requires non-controlling interests to be measured at fair value instead of carrying amounts. Section 1602 provides guidance on the treatment of non-controlling interests after acquisition. Section 1601 carries forward existing guidance on the preparation of consolidated financial statements, other than non-controlling interests.

Canadian Natural Resources Limited	43

3.	OTHER LONG–TERM ASSETS

	Jun 30 2010	Dec 31 2009
Risk management (note 11)	$122	$–
Other	34	18
	156	18
Less: current portion	108	–
	$48	$18

4.	LONG–TERM DEBT

	Jun 30 2010	Dec 31 2009
Canadian dollar denominated debt
Bank credit facilities (bankers’ acceptances)	$1,154	$1,897
Medium-term notes	1,200	1,200
	2,354	3,097
US dollar denominated debt
US dollar bank credit facilities (bankers’ acceptances)
(2010 – US$300 million; 2009 – US$nil)	318	–
US dollar debt securities (2010 and 2009 – US$6,300 million)	6,682	6,594
Less: original issue discount on US dollar debt securities (1)	(21)	(22)
	6,979	6,572
Fair value of interest rate swaps on US dollar debt securities (2)	49	38
	7,028	6,610
Long-term debt before transaction costs	9,382	9,707
Less: transaction costs (1) (3)	(47)	(49)
	$9,335	$9,658

(1)	The Company has included unamortized original issue discounts and directly attributable transaction costs in the carrying value of the outstanding debt.

(2)
The carrying values of US$350 million of 5.45% notes due October 2012 and US$350 million of 4.90% notes due December 2014 have been adjusted by $49 million (2009 – $38 million) to reflect the fair value impact of hedge accounting.

(3)	Transaction costs primarily represent underwriting commissions charged as a percentage of the related debt offerings, as well as legal, rating agency and other professional fees.

Bank credit facilities

As at June 30, 2010, the Company had in place unsecured bank credit facilities of $3,954 million, comprised of:

•	a $200 million demand credit facility;

•	a revolving syndicated credit facility of $2,230 million maturing June 2012;

•	a revolving syndicated credit facility of $1,500 million maturing June 2012; and

•	a £15 million demand credit facility related to the Company’s North Sea operations.

44	Canadian Natural Resources Limited

The revolving syndicated credit facilities are extendible annually for one year periods at the mutual agreement of the Company and the lenders. If the facilities are not extended, the full amount of the outstanding principal would be repayable on the maturity date. Borrowings under these facilities can be made by way of Canadian dollar and US dollar bankers’ acceptances, and LIBOR, US base rate and Canadian prime loans.

The Company’s weighted average interest rate on bank credit facilities outstanding as at June 30, 2010 was 1.1% (December 31, 2009 – 0.8%), and on total long-term debt outstanding for the three months ended June 30, 2010 was 4.8% (December 31, 2009 – 4.5%).

In addition to the outstanding debt, letters of credit and financial guarantees aggregating $378 million, including $300 million related to Horizon, were outstanding at June 30, 2010.

Medium-term notes

The Company filed a $3,000 million base shelf prospectus in October 2009 that allows for the issue of medium-term notes in Canada until November 2011. If issued, these securities will bear interest as determined at the date of issuance.

US dollar debt securities

The Company filed a US$3,000 million base shelf prospectus in October 2009 that allows for the issue of US dollar debt securities in the United States until November 2011. If issued, these securities will bear interest as determined at the date of issuance.

5.	OTHER LONG–TERM LIABILITIES

	Jun 30 2010	Dec 31 2009
Asset retirement obligations	$1,631	$1,610
Stock-based compensation	197	392
Risk management (note 11)	–	309
Other	111	180
	1,939	2,491
Less: current portion	186	643
	$1,753	$1,848

Canadian Natural Resources Limited	45

Asset retirement obligations

At June 30, 2010, the Company’s total estimated undiscounted costs to settle its asset retirement obligations were approximately $6,745 million (December 31, 2009 – $6,606 million). These costs will be incurred over the lives of the operating assets and have been discounted using a weighted average credit-adjusted risk-free rate of 6.8%
(December 31, 2009 – 6.9%). A reconciliation of the discounted asset retirement obligations is as follows:

	Six Months Ended Jun 30, 2010	Year Ended Dec 31, 2009
Balance – beginning of period	$1,610	$1,064
Liabilities incurred (1)	6	299
Liabilities acquired	8	–
Liabilities settled	(54)	(48)
Asset retirement obligation accretion	52	90
Revision of estimates	–	276
Foreign exchange	9	(71)
Balance – end of period	$1,631	$1,610

(1)	During 2009, the Company recognized additional asset retirement obligations related to Oil Sands Mining and Upgrading and Gabon, Offshore West Africa.

Stock-based compensation

The Company recognizes a liability for the potential cash settlements under its Stock Option Plan. The current portion represents the maximum amount of the liability payable within the next twelve-month period if all vested options are surrendered for cash settlement.

	Six Months Ended Jun 30, 2010	Year Ended Dec 31, 2009
Balance – beginning of period	$392	$171
Stock-based compensation (recovery) expense	(60)	355
Cash payments for options surrendered	(38)	(94)
Transferred to common shares	(98)	(42)
Capitalized to Oil Sands Mining and Upgrading	1	2
Balance – end of period	197	392
Less: current portion	161	365
	$36	$27

46	Canadian Natural Resources Limited

6.	INCOME TAXES

The provision for income taxes is as follows:

	Three Months Ended		Six Months Ended
	Jun 30 2010	Jun 30 2009	Jun 30 2010	Jun 30 2009
Current income tax – North America (1)	$139	$5	$268	$10
Current income tax – North Sea	43	65	96	163
Current income tax – Offshore West Africa	9	17	15	31
Current income tax expense	191	87	379	204
Future income tax expense (recovery)	71	(201)	266	(257)
Income tax expense (recovery)	$262	$(114)	$645	$(53)

(1)	Includes North America Conventional Crude Oil and Natural Gas, Midstream, and Oil Sands Mining and Upgrading segments.

Taxable income from the conventional crude oil and natural gas business in Canada is primarily generated through partnerships, with the related income taxes payable in subsequent periods. North America current income taxes have been provided on the basis of this corporate structure. In addition, current income taxes in each business segment will vary depending upon available income tax deductions related to the nature, timing and amount of capital expenditures incurred in any particular year.

Future income tax expense in the first quarter of 2010 included a charge of $83 million related to the proposed change in Canada to the taxation of stock options surrendered by employees for cash. During the first quarter of 2009, substantively enacted or enacted income tax rate changes resulted in a reduction of future income tax liabilities of $19 million in British Columbia.

The Company is subject to income tax reassessments arising in the normal course. The Company does not believe that any liabilities ultimately arising from these reassessments will be material.

7.	SHARE CAPITAL

	Six Months Ended Jun 30, 2010
Issued Common shares	Number of shares (thousands) (1)	Amount
Balance – beginning of period	1,084,654	$2,834
Issued upon exercise of stock options	4,598	74
Previously recognized liability on stock options exercised for common shares	–	98
Cancellation of common shares	(14)	–
Balance – end of period	1,089,238	$3,006

(1)	Restated to reflect two-for-one common share split in May 2010.

Dividend policy

On March 3, 2010, the Board of Directors set the regular quarterly dividend at $0.075 per common share. The Company has paid regular quarterly dividends in January, April, July, and October of each year since 2001. The dividend policy undergoes a periodic review by the Board of Directors and is subject to change.

Normal Course Issuer Bid

In 2010, the Company announced a Normal Course Issuer Bid to purchase, through the facilities of the Toronto Stock Exchange and the New York Stock Exchange, during the 12 month period commencing April 6, 2010 and ending April 5, 2011, up to 27,163,940 common shares or 2.5% of the common shares of the Company outstanding at March 17, 2010. As at June 30, 2010, no common shares had been purchased for cancellation.

Share split

The Company’s shareholders passed a Special Resolution subdividing the common shares of the Company on a two-for-one basis at the Company’s Annual and Special Meeting held on May 6, 2010 with such subdivision taking effect on May 21, 2010. All common share, per common share, and stock option amounts have been restated to reflect the share split.

Canadian Natural Resources Limited	47

	Six Months Ended Jun 30, 2010
Stock options	Stock options (thousands) (1)	Weighted average exercise price (1)
Outstanding – beginning of period	64,211	$29.27
Granted	1,677	$37.15
Surrendered for cash settlement	(2,162)	$19.03
Exercised for common shares	(4,598)	$16.16
Forfeited	(1,374)	$32.33
Outstanding – end of period	57,754	$30.85
Exercisable – end of period	19,064	$29.89

(1)	Restated to reflect two-for-one common share split in May 2010.

8.	ACCUMULATED OTHER COMPREHENSIVE (LOSS) INCOME

The components of accumulated other comprehensive (loss) income, net of taxes, were as follows:

	June 30 2010	June 30 2009
Derivative financial instruments designated as cash flow hedges	$157	$81
Foreign currency translation adjustment	(170)	(6)
	$(13)	$75

9.	CAPITAL DISCLOSURES

The Company does not have any externally imposed regulatory capital requirements for managing capital. The Company has defined its capital to mean its long-term debt and consolidated shareholders’ equity, as determined each reporting date.

The Company’s objectives when managing its capital structure are to maintain financial flexibility and balance to enable the Company to access capital markets to sustain its on-going operations and to support its growth strategies. The Company primarily monitors capital on the basis of an internally derived non-GAAP financial measure referred to as its "debt to book capitalization ratio", which is the arithmetic ratio of current and long-term debt divided by the sum of the carrying value of shareholders’ equity plus current and long-term debt. The Company’s internal targeted range for its debt to book capitalization ratio is 35% to 45%. This range may be exceeded in periods when a combination of capital projects, acquisitions, and lower commodity prices occurs. The Company may be below the low end of the targeted range when cash flow from operating activities is greater than current investment activities. The ratio is currently at 31%.

Readers are cautioned that the debt to book capitalization ratio is not defined by GAAP and this financial measure may not be comparable to similar measures presented by other companies. Further, there are no assurances that the Company will continue to use this measure to monitor capital or will not alter the method of calculation of this measure in the future.

	June 30 2010	Dec 31 2009
Long-term debt	$9,335	$9,658
Total shareholders’ equity	$21,059	$19,426
Debt to book capitalization	31%	33%

48	Canadian Natural Resources Limited

10.	NET EARNINGS PER COMMON SHARE

	Three Months Ended		Six Months Ended
	Jun 30 2010	Jun 30 2009 (1)	Jun 30 2010	Jun 30 2009 (1)
Weighted average common shares outstanding (thousands) – basic and diluted	1,088,751	1,083,996	1,087,179	1,083,253
Net earnings – basic and diluted	$667	$162	$1,533	$467
Net earnings per common share – basic and diluted	$0.61	$0.15	$1.41	$0.43

(1)	Restated to reflect two-for-one common share split in May 2010.

11.	FINANCIAL INSTRUMENTS

The carrying values of the Company’s financial instruments by category are as follows:

	Jun 30, 2010
Asset (liability)	Loans and receivables at amortized cost	Held for trading at fair value	Other financial liabilities at amortized cost
Cash and cash equivalents	$–	$19	$–
Accounts receivable	1,363	–	–
Other long-term assets	–	122	–
Accounts payable	–	–	(295)
Accrued liabilities	–	–	(1,842)
Other long-term liabilities	–	–	(100)
Long-term debt	–	–	(9,335)
	$1,363	$141	$(11,572)

	Dec 31, 2009
Asset (liability)	Loans and receivables at amortized cost	Held for trading at fair value	Other financial liabilities at amortized cost
Cash and cash equivalents	$–	$13	$–
Accounts receivable	1,148	–	–
Other long-term assets	–	–	–
Accounts payable	–	–	(240)
Accrued liabilities	–	–	(1,522)
Other long-term liabilities	–	(309)	(167)
Long-term debt	–	–	(9,658)
	$1,148	$(296)	$(11,587)

Canadian Natural Resources Limited	49

The carrying value of the Company’s financial instruments approximates their fair value, except for fixed-rate long-term debt as noted below. The fair values of the Company’s financial assets and liabilities are outlined below:

	Jun 30, 2010
	Carrying value	Fair value
Asset (liability) (1)		Level 1	Level 2
Other long-term assets	$122	$–	$122
Other long-term liabilities	–	–	–
Fixed-rate long-term debt(2)(3)	(7,863)	(8,549)	–
	$(7,741)	$(8,549)	$122

	Dec 31, 2009
	Carrying value	Fair value
Asset (liability) (1)		Level 1	Level 2
Other long-term assets	$–	$–	$–
Other long-term liabilities	(309)	–	(309)
Fixed-rate long-term debt(2)(3)	(7,761)	(8,212)	–
	$(8,070)	$(8,212)	$(309)

(1)
Excludes financial assets and liabilities where book value approximates fair value due to the liquid nature of the asset or liability (cash and cash equivalents, accounts receivable, accounts payable and accrued liabilities).

(2)
The carrying values of US$350 million of 5.45% notes due October 2012 and US$350 million of 4.90% notes due December 2014 have been adjusted by $49 million (2009 – $38 million) to reflect the fair value impact of hedge accounting.

(3)	The fair value of fixed-rate long-term debt has been determined based on quoted market prices.

50	Canadian Natural Resources Limited

Risk management

The Company uses derivative financial instruments to manage its commodity price, foreign currency and interest rate exposures. These financial instruments are entered into solely for hedging purposes and are not used for speculative purposes.

The estimated fair value of derivative financial instruments has been determined based on appropriate internal valuation methodologies. Fair values determined using valuation models require the use of assumptions concerning the amount and timing of future cash flows and discount rates. In determining these assumptions, the Company primarily relied on external, readily-observable market inputs including quoted commodity prices and volatility, interest rate yield curves, and foreign exchange rates. The resulting fair value estimates may not necessarily be indicative of the amounts that could be realized or settled in a current market transaction and these differences may be material.

The changes in estimated fair values of derivative financial instruments included in the risk management asset (liability) were recognized in the financial statements as follows:

	Six Months Ended Jun 30, 2010	Year Ended Dec 31, 2009
Asset (liability)	Risk management mark-to-market	Risk management mark-to-market
Balance – beginning of period	$(309)	$2,119
Net change in fair value of outstanding derivative financial instruments attributable to:
– Risk management activities	290	(1,991)
– Interest expense	13	(25)
– Foreign exchange	36	(338)
– Other comprehensive income	92	(78)
– Settlement of interest rate swaps and other	–	4
Balance – end of period	122	(309)
Less: current portion	108	(182)
	$14	$(127)

Net (gains) losses from risk management activities were as follows:

	Three Months Ended		Six Months Ended
	Jun 30 2010	Jun 30 2009	Jun 30 2010	Jun 30 2009
Net realized risk management gain	$(91)	$(290)	$(52)	$(931)
Net unrealized risk management (gain) loss	(82)	946	(290)	1,409
	$(173)	$656	$(342)	$478

Canadian Natural Resources Limited	51

Financial risk factors

a)	Market risk

Market risk is the risk that the fair value or future cash flows of a financial instrument will fluctuate because of changes in market prices. The Company’s market risk is comprised of commodity price risk, interest rate risk, and foreign currency exchange risk.

Commodity price risk management

The Company uses commodity derivative financial instruments to manage its exposure to commodity price risk associated with the sale of its future crude oil and natural gas production and with natural gas purchases. At June 30, 2010, the Company had the following net derivative financial instruments outstanding:

i)	Sales Contracts

	Remaining term			Volume	Weighted average price			Index
Crude oil
Crude oil price collars	Jul 2010	–	Sep 2010	50,000 bbl/d	US$65.00	–	US$105.49	WTI
	Jul 2010	–	Dec 2010	50,000 bbl/d	US$60.00	–	US$75.08	WTI
	Jul 2010	–	Dec 2010	50,000 bbl/d	US$65.00	–	US$108.94	WTI
	Oct 2010	–	Dec 2010	50,000 bbl/d	US$70.00	–	US$105.81	WTI

	Remaining term			Volume	Weighted average price			Index
Natural gas
Natural gas price collars	Jul 2010	–	Sep 2010	400,000 GJ/d	C$4.50	–	C$6.30	AECO
	Jul 2010	–	Dec 2010	220,000 GJ/d	C$6.00	–	C$8.00	AECO

ii)	Purchase Contracts

	Remaining term			Volume	Weighted average fixed rate	Floating index
Natural gas
Swaps – floating to fixed	Jan 2011	–	Dec 2011	125,000 GJ/d	C$4.87	AECO

The Company’s outstanding commodity derivative financial instruments are expected to be settled monthly based on the applicable index pricing for the respective contract month.

All commodity derivative financial instruments designated as hedges at June 30, 2010 were classified as cash flow hedges.

52	Canadian Natural Resources Limited

Interest rate risk management

The Company is exposed to interest rate price risk on its fixed rate long-term debt and to interest rate cash flow risk on its floating rate long-term debt. The Company enters into interest rate swap contracts to manage its fixed to floating interest rate mix on long-term debt. The interest rate swap contracts require the periodic exchange of payments without the exchange of the notional principal amounts on which the payments are based. At June 30, 2010, the Company had the following interest rate swap contracts outstanding:

	Remaining term			Amount ($ millions)	Fixed rate	Floating rate
Interest rate
Swaps – fixed to floating	Jul 2010	–	Dec 2014	US$350	4.90%	LIBOR (1) + 0.38%

Swaps – floating to fixed	Jul 2010	–	Feb 2011	C$300	1.0680%	3 month CDOR (2)
	Jul 2010	–	Feb 2012	C$200	1.4475%	3 month CDOR (2)

(1)	London Interbank Offered Rate

(2)	Canadian Dealer Offered Rate

All fixed to floating interest rate related derivative financial instruments designated as hedges at June 30, 2010 were classified as fair value hedges.

Foreign currency exchange rate risk management

The Company is exposed to foreign currency exchange rate risk in Canada primarily related to its US dollar denominated long-term debt and working capital. The Company is also exposed to foreign currency exchange rate risk on transactions conducted in other currencies in its subsidiaries and in the carrying value of its self-sustaining foreign subsidiaries. The Company periodically enters into cross currency swap contracts and foreign currency forward contracts to manage known currency exposure on US dollar denominated long-term debt and working capital. The cross currency swap contracts require the periodic exchange of payments with the exchange at maturity of notional principal amounts on which the payments are based. At June 30, 2010, the Company had the following cross currency swap contracts outstanding:

	Remaining term			Amount ($ millions)	Exchange rate (US$/C$)	Interest rate (US$)	Interest rate (C$)
Cross currency
Swaps	Jul 2010	–	Jul 2011	US$100	0.999	6.70%	7.64%
	Jul 2010	–	Aug 2016	US$250	1.116	6.00%	5.40%
	Jul 2010	–	May 2017	US$1,100	1.170	5.70%	5.10%
	Jul 2010	–	Mar 2038	US$550	1.170	6.25%	5.76%

All cross currency swap derivative financial instruments designated as hedges at June 30, 2010 were classified as cash flow hedges.

In addition to the cross currency swap contracts noted above, at June 30, 2010, the Company had US$1,492 million of foreign currency forward contracts outstanding, with original terms ranging from approximately 30 days to 90 days.

Canadian Natural Resources Limited	53

Financial instrument sensitivities

The following table summarizes the annualized sensitivities of the Company’s net earnings and other comprehensive income to changes in the fair value of financial instruments outstanding as at June 30, 2010 resulting from changes in the specified variable, with all other variables held constant. These sensitivities are prepared on a different basis than those sensitivities disclosed in the Company’s other continuous disclosure documents and do not represent the impact of a change in the variable on the operating results of the Company taken as a whole. Further, these sensitivities are theoretical, as changes in one variable may contribute to changes in another variable, which may magnify or counteract the sensitivities. In addition, changes in fair value generally can not be extrapolated because the relationship of a change in an assumption to the change in fair value may not be linear.

	Impact on net earnings	Impact on other comprehensive income
Commodity price risk
Increase WTI US$1.00/bbl	$(7)	$–
Decrease WTI US$1.00/bbl	$7	$–
Increase AECO C$0.10/mcf	$(5)	$3
Decrease AECO C$0.10/mcf	$5	$(3)
Interest rate risk
Increase interest rate 1%	$(9)	$(2)
Decrease interest rate 1%	$8	$1
Foreign currency exchange rate risk
Increase exchange rate by US$0.01	$(27)	$–
Decrease exchange rate by US$0.01	$27	$–

b)	Credit risk

Credit risk is the risk that a party to a financial instrument will cause a financial loss to the Company by failing to discharge an obligation.

Counterparty credit risk management

The Company’s accounts receivable are mainly with customers in the crude oil and natural gas industry and are subject to normal industry credit risks. The Company manages these risks by reviewing its exposure to individual companies on a regular basis and where appropriate, ensures that parental guarantees or letters of credit are in place to minimize the impact in the event of default. At June 30, 2010, substantially all of the Company’s accounts receivable were due within normal trade terms.

The Company is also exposed to possible losses in the event of non-performance by counterparties to derivative financial instruments; however, the Company manages this credit risk by entering into agreements with counterparties that are substantially all investment grade financial institutions and other entities. At June 30, 2010, the Company had net risk management assets of $141 million with specific counterparties related to derivative financial instruments (December 31, 2009 – $7 million).

54	Canadian Natural Resources Limited

c)	Liquidity risk

Liquidity risk is the risk that the Company will encounter difficulty in meeting obligations associated with financial liabilities.

Management of liquidity risk requires the Company to maintain sufficient cash and cash equivalents, along with other sources of capital, consisting primarily of cash flow from operating activities, available credit facilities, and access to debt capital markets, to meet obligations as they become due. Due to fluctuations in the timing of the receipt and/or disbursement of operating cash flows, the Company believes it has adequate bank credit facilities to provide liquidity.

The maturity dates for financial liabilities are as follows:

	Less than 1 year	1 to less than 2 years	2 to less than 5 years	Thereafter
Accounts payable	$295	$–	$–	$–
Accrued liabilities	$1,842	$–	$–	$–
Other long-term liabilities	$26	$28	$46	$–
Long-term debt (1)	$400	$424	$1,967	$5,091

(1)
The long-term debt represents principal repayments only and does not reflect fair value adjustments, original issue discounts or transaction costs. No debt repayments are reflected for $1,472 million of revolving bank credit facilities due to the extendable nature of the facilities.

12.	COMMITMENTS

As at June 30, 2010, the Company had committed to certain payments as follows:

	Remaining 2010	2011	2012	2013	2014	Thereafter
Product transportation and pipeline	$121	$207	$176	$150	$149	$1,088
Offshore equipment operating leases	$90	$127	$104	$103	$102	$265
Offshore drilling	$34	$–	$–	$–	$–	$–
Asset retirement obligations (1)	$8	$20	$21	$31	$39	$6,626
Office leases	$12	$20	$3	$3	$3	$4
Other	$145	$66	$24	$14	$12	$36

(1)
Amounts represent management’s estimate of the future undiscounted payments to settle asset retirement obligations related to resource properties, facilities, and production platforms, based on current legislation and industry operating practices. Amounts disclosed for the period 2010 – 2014 represent the estimated minimum expenditures required to meet these obligations. Actual expenditures in any particular year may exceed these minimum amounts.

Canadian Natural Resources Limited	55

13.	SEGMENTED INFORMATION

	Conventional Crude Oil and Natural Gas
	North America				North Sea				Offshore West Africa				Total Conventional
(millions of Canadian dollars, unaudited)	Three Months Ended Jun 30		Six Months Ended Jun 30		Three Months Ended Jun 30		Six Months Ended Jun 30		Three Months Ended Jun 30		Six Months Ended Jun 30		Three Months Ended Jun 30		Six Months Ended Jun 30
	2010	2009	2010	2009	2010	2009	2010	2009	2010	2009	2010	2009	2010	2009	2010	2009
Segmented revenue	2,490	2,000	4,976	3,847	245	271	531	446	177	182	333	383	2,912	2,453	5,840	4,676
Less: royalties	(290)	(192)	(614)	(385)	–	(1)	(1)	(1)	(10)	(16)	(15)	(30)	(300)	(209)	(630)	(416)
Segmented revenue, net of royalties	2,200	1,808	4,362	3,462	245	270	530	445	167	166	318	353	2,612	2,244	5,210	4,260
Segmented expenses
Production	410	445	837	921	67	113	157	183	41	30	69	73	518	588	1,063	1,177
Transportation and blending	554	304	961	630	2	2	5	5	–	–	–	–	556	306	966	635
Depletion, depreciation and amortization	586	514	1,143	1,061	69	79	152	143	85	38	124	88	740	631	1,419	1,292
Asset retirement obligation accretion	11	11	22	20	8	6	16	13	2	1	3	2	21	18	41	35
Realized risk management activities	(91)	(188)	(52)	(672)	–	(102)	–	(259)	–	–	–	–	(91)	(290)	(52)	(931)
Total segmented expenses	1,470	1,086	2,911	1,960	146	98	330	85	128	69	196	163	1,744	1,253	3,437	2,208
Segmented earnings before the following	730	722	1,451	1,502	99	172	200	360	39	97	122	190	868	991	1,773	2,052
Non-segmented expenses
Administration
Stock-based compensation (recovery) expense
Interest, net
Unrealized risk management activities
Foreign exchange loss (gain)
Total non-segmented expenses
Earnings before taxes
Taxes other than income tax
Current income tax expense
Future income tax expense (recovery)
Net earnings

56	Canadian Natural Resources Limited

	Oil Sands Mining and Upgrading				Midstream				Inter-segment elimination and other				Total
(millions of Canadian dollars, unaudited)	Three Months Ended Jun 30		Six Months Ended Jun 30		Three Months Ended Jun 30		Six Months Ended Jun 30		Three Months Ended Jun 30		Six Months Ended Jun 30		Three Months Ended Jun 30		Six Months Ended Jun 30
	2010	2009	2010	2009	2010	2009	2010	2009	2010	2009	2010	2009	2010	2009	2010	2009
Segmented revenue	698	292	1,345	292	21	17	40	36	(17)	(12)	(31)	(68)	3,614	2,750	7,194	4,936
Less: royalties	(24)	(3)	(47)	(3)	–	–	–	–	–	–	–	8	(324)	(212)	(677)	(411)
Segmented revenue, net of royalties	674	289	1,298	289	21	17	40	36	(17)	(12)	(31)	(60)	3,290	2,538	6,517	4,525
Segmented expenses
Production	290	182	636	182	7	5	12	10	(3)	(2)	(5)	(14)	812	773	1,706	1,355
Transportation and blending	16	14	31	14	–	–	–	–	(13)	(11)	(24)	(23)	559	309	973	626
Depletion, depreciation and amortization	94	36	184	38	2	2	4	4	–	(5)	–	(24)	836	664	1,607	1,310
Asset retirement obligation accretion	5	6	11	8	–	–	–	–	–	–	–	–	26	24	52	43
Realized risk management activities	–	–	–	–	–	–	–	–	–	–	–	–	(91)	(290)	(52)	(931)
Total segmented expenses	405	238	862	242	9	7	16	14	(16)	(18)	(29)	(61)	2,142	1,480	4,286	2,403
Segmented earnings before the following	269	51	436	47	12	10	24	22	(1)	6	(2)	1	1,148	1,058	2,231	2,122
Non-segmented expenses
Administration													60	47	114	94
Stock-based compensation (recovery) expense													(58)	92	(60)	96
Interest, net													109	124	220	181
Unrealized risk management activities													(82)	946	(290)	1,409
Foreign exchange loss (gain)													156	(246)	(4)	(123)
Total non-segmented expenses													185	963	(20)	1,657
Earnings before taxes													963	95	2,251	465
Taxes other than income tax													34	47	73	51
Current income tax expense													191	87	379	204
Future income tax expense (recovery)													71	(201)	266	(257)
Net earnings													667	162	1,533	467

Canadian Natural Resources Limited	57

Net additions to property, plant and equipment

	Six Months Ended
	Jun 30, 2010			Jun 30, 2009
	Net Expenditures	Non Cash/Fair Value Changes (1)	Capitalized Costs	Net Expenditures	Non Cash/Fair Value Changes (1)	Capitalized Costs
North America	$2,159	$14	$2,173	$869	$(4)	$865
North Sea	52	–	52	82	-	82
Offshore West Africa	149	(2)	147	356	50	406
Other	1	–	1	–	–	–
Oil Sands Mining and Upgrading (2)	220	6	226	391	275	666
Midstream	1	–	1	5	–	5
Head office	9	–	9	7	–	7
	$2,591	$18	$2,609	$1,710	$321	$2,031

(1)	Asset retirement obligations, future income tax adjustments related to differences between carrying value and tax value, and other fair value adjustments.

(2)	Net expenditures for Oil Sands Mining and Upgrading assets also include capitalized interest, stock-based compensation, and the impact of inter-segment eliminations.

	Property, plant and equipment		Total assets
	Jun 30 2010	Dec 31 2009	Jun 30 2010	Dec 31 2009
Segmented assets
North America	$22,876	$21,834	$24,078	$22,994
North Sea	1,708	1,812	1,850	1,968
Offshore West Africa	1,897	1,883	2,097	2,033
Other	29	28	56	42
Oil Sands Mining and Upgrading	13,337	13,295	13,794	13,621
Midstream	200	203	320	306
Head office	60	60	60	60
	$40,107	$39,115	$42,255	$41,024

Capitalized interest

The Company capitalizes construction period interest to Oil Sands Mining and Upgrading activities based on costs incurred and the Company’s cost of borrowing. Interest capitalization on a particular development phase ceases once construction is substantially complete. For the six months ended June 30, 2010, pre-tax interest of $12 million was capitalized to Oil Sands Mining and Upgrading (June 30, 2009 – $92 million).

58	Canadian Natural Resources Limited

SUPPLEMENTARY INFORMATION

INTEREST COVERAGE RATIOS

The following financial ratios are provided in connection with the Company’s continuous offering of medium-term notes pursuant to the short form prospectus dated October 2009. These ratios are based on the Company’s interim consolidated financial statements that are prepared in accordance with accounting principles generally accepted in Canada.

Interest coverage ratios for the twelve month period ended June 30, 2010:
Interest coverage (times)
Net earnings (1)	8.6x
Cash flow from operations (2)	15.5x

(1)	Net earnings plus income taxes and interest expense; divided by the sum of interest expense and capitalized interest.

(2)	Cash flow from operations plus current income taxes and interest expense; divided by the sum of interest expense and capitalized interest.

Canadian Natural Resources Limited	59

CORPORATE INFORMATION

Officers

Allan P. Markin*
Chairman of the Board
N. Murray Edwards*
Vice-Chairman
John G. Langille*
Vice-Chairman
Steve W. Laut*
President
Tim S. McKay*
Chief Operating Officer
Douglas A. Proll*
Chief Financial Officer &
Senior Vice-President, Finance
Réal M. Cusson*
Senior Vice-President, Marketing
Réal J.H. Doucet*
Senior Vice-President, Horizon Projects
Peter J. Janson*
Senior Vice-President, Horizon Operations
Terry J. Jocksch*
Senior Vice-President, Thermal & International
Allen M. Knight*
Senior Vice-President, International &
Corporate Development
Cameron S. Kramer*
Senior Vice-President, North America Operations
Lyle G. Stevens*
Senior Vice-President, Exploitation
Jeff W. Wilson*
Senior Vice-President, Exploration
Corey B. Bieber*
Vice-President, Finance & Investor Relations
Mary-Jo E. Case*
Vice-President, Land
Randall S. Davis*
Vice-President, Finance & Accounting
Jeffery J. Bergeson
Vice-President, Exploitation, West
William R. Clapperton
Vice-President, Regulatory,
Stakeholder & Environmental Affairs
James F. Corson
Vice-President, Horizon Human Resources
Allan E. Frankiw
Vice-President, Production, Central
Tim Hamilton
Vice-President, Development Operations

Philip A. Keele
Vice-President, Mining
Ron K. Laing
Vice-President, Commercial Operations
Reno Laseur
Vice-President, Upgrading
Paul Mendes
Vice-President, Legal & General Counsel
León Miura
Vice-President, Horizon Downstream Projects
S. John Parr
Vice-President, Production, East
David A. Payne
Vice-President, Exploitation, Central
Bill R. Peterson
Vice-President, Production, West
Timothy G. Reed
Vice-President, Human Resources
Joy P. Romero
Vice-President, Bitumen Production
Sheldon L. Schroeder
Vice-President, Horizon Upstream Projects
Ken W. Stagg
Vice-President, Exploration, West
Scott G. Stauth
Vice-President, Field Operations
Steve C. Suche,
Vice-President, Information & Corporate Services
Domenic Torriero
Vice-President, Exploration, Central
Grant M. Williams
Vice-President, Exploration, East
Daryl G. Youck
Vice-President, Exploitation, East
Lynn M. Zeidler
Vice-President, Horizon Technical,
Business & Common Services
Bruce E. McGrath
Corporate Secretary

*Management Committee

60	Canadian Natural Resources Limited

Stock Listing

Toronto Stock Exchange
Trading Symbol – CNQ

New York Stock Exchange
Trading Symbol – CNQ

Registrar and Transfer Agent

Computershare Trust Company of Canada
Calgary, Alberta
Toronto, Ontario
Computershare Investor Services LLC
New York, New York

Board of Directors

Catherine M. Best, FCA, ICD.D
N. Murray Edwards
Honourable Gary A. Filmon, P.C., O.C., O.M.
Ambassador Gordon D. Giffin
Steve W. Laut
Keith A.J. MacPhail

Allan P. Markin, O.C., A.O.E.
Honourable Frank J. McKenna, P.C., O.C., O.N.B., Q.C.
James S. Palmer, C.M., A.O.E., Q.C.
Eldon R. Smith, O.C., M.D.
David A. Tuer

International Operations
CNR International (U.K.) Limited
Aberdeen, Scotland

James A. Edens
Vice-President & Managing Director International
W. David R. Bell
Vice-President, Exploration, International
Barry Duncan
Vice-President, Finance, International
Darren M. Fichter,
Vice-President, Exploitation, International
David M. Haywood
Vice-President, Operations, International
David B. Whitehouse
Vice-President, Production Operations, International

Investor Relations

Telephone:  (403) 514-7777
Facsimile:  (403) 514-7888
Email: ir@cnrl.com
Website:  www.cnrl.com

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Canadian Natural Resources Limited	63

C A N A D I A N   N A T U R A L   R E S O U R C E S   L I M I T E D
2500, 855 - 2 Street S.W., Calgary, Alberta T2P 4J8
Telephone: (403) 517-6700   Facsimile: (403) 517-7350
Email: ir@cnrl.com
Website: www.cnrl.com

Printed in Canada